SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PRESENTATION OF FINANCIAL STATEMNTS

Page

Management’s Report on Internal Controls Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2012 and 2011	1
Consolidated Statement of Operations for the years ended December 31, 2012, 2011 and 2010	3
Consolidated Statement of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010	4
Consolidated Statement of Changes in Equity for the years ended December 31, 2012 and 2011	5
Consolidated Statement of Cash Flows for the years ended December 31, 2012, 2011 and 2010	6
Notes to the Consolidated Financial Statements	7

Braskem S.A. and Its Subsidiaries

Management’s Report on Internal Controls Over Financial Reporting

(a) Management´s report on internal controls over financial reporting

The management of Braskem S.A.("Braskem" or the "Company"), including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined on article 13a-15 (f) according “Exchange Act” of United States of America.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Rules of Financial Reporting - “IFRS” issued by International Accounting Standards Board - “IASB”. The Company´s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding  prevention or timely detection of unauthorized acquisition, use or disposition of the Company´s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2012 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Braskem´s management has concluded that, as of December 31, 2012, the Company´s internal control over financial reporting is effective.

(b) Management´s report under deficiencies and recommendations on internal controls over audit report

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 7, 2013

By: /s/ Carlos Jose Fadigas de Souza Filho	/s/ Marcela Aparecida Drehmer Andrade
Name: Carlos José Fadigas de Souza Filho	Name: Marcela Aparecida Drehmer Andrade
Title: Chief Executive Officer	Title: Chief Financial Officer

Braskem S.A. and Its Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at  December 31,2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31,2012, 2011  and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Salvador, February 7, 2013

/s/PricewaterhouseCoopers

Auditores Independentes

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheet

All amounts in thousands of Brazilian reais

Assets	Note	2012	2011

Current assets
Cash and cash equivalents	7	3,287,622	2,986,819
Financial investments	8	172,146	170,297
Trade accounts receivable	9	2,326,480	1,843,756
Inventories	10	4,102,055	3,623,522
Taxes recoverable	12	1,476,211	1,036,253
Dividends and interest on capital	11	2,645
Prepaid expenses		54,013	104,496
Related parties	11	13,912	86,591
Insurance claims	14	160,981
Other receivables	15	818,434	328,583

		12,414,499	10,180,317

Non-current assets held for sale	6	277,828

		12,692,327	10,180,317

Non-current assets
Financial investments	8	34,489	34,752
Trade accounts receivable	9	37,742	51,056
Taxes recoverable	12	1,527,134	1,506,247
Deferred income tax and social contribution	22(b)	2,055,621	1,237,144
Judicial deposits	13	179,618	174,220
Related parties	11	127,627	58,169
Insurance claims	14	47,255	252,670
Other receivables	15	218,279	182,533
Investments in subsidiaries and jointly-controlled subsidiaries	16	86,842
Investment in associates	16	31,945	29,870
Other investments		6,948	10,844
Property, plant and equipment	17	21,176,785	20,662,721
Intangible assets	18	2,940,966	3,016,692

		28,471,251	27,216,918

Total assets		41,163,578	37,397,235

The Management notes are an integral part of the financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Balance Sheet

All amounts in thousands of Brazilian reais

Liabilities and equity	Note	2012	2011

Current liabilities
Trade payables		8,897,597	6,847,340
Borrowings	19	1,836,028	1,391,779
Derivatives operations	20.2	293,378	83,392
Payroll and related charges		349,176	242,102
Taxes payable	21	342,789	329,987
Dividends and interest on capital		5,369	4,838
Advances from customers	26	237,504	19,119
Sundry provisions	23	52,264	23,629
Other payables	27	532,752	119,402

		12,546,857	9,061,588

Non-current liabilities held for sale	6	109,770

		12,656,627	9,061,588

Non-current liabilities
Borrowings	19	15,675,610	13,753,033
Debentures			19,102
Derivatives operations	20.2		10,278
Taxes payable	21	1,164,753	1,613,179
Related parties	11		44,833
Long-term incentives		10,405	15,213
Deferred income tax and social contribution	22(b)	2,138,622	1,953,353
Post-employment benefits	25	18,890	149,575
Advances from customers	26	204,989	218,531
Sundry provisions	23	362,919	298,094
Other payables	27	266,963	280,546

		19,843,151	18,355,737

Equity	29
Capital	(a)	8,043,222	8,043,222
Capital reserve		797,979	845,998
Revenue reserves			591,307
Other comprehensive income		349,227	315,586
Treasury shares	(b)	(48,892)	(60,217)
Accumulated deficit		(565,549)	28,692

Total attributable to the shareholders of the Company		8,575,987	9,764,588

Non-controlling interest	2.1.2	87,813	215,322

		8,663,800	9,979,910

Total liabilities and equity		41,163,578	37,397,235

The Management notes are an integral part of the financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Operations

Years ended December 31

All amounts in thousands of Brazilia reais, except earnings (loss) per share

	Note	2012	2011	2010

Net sales revenue	31	35,513,397	32,497,075	25,025,658
Cost of products sold		(32,209,958)	(28,819,369)	(21,028,905)

Gross profit		3,303,439	3,677,706	3,996,753

Income (expenses)
Selling		(403,387)	(319,240)	(353,616)
Distribution		(564,950)	(480,532)	(335,510)
General and administrative		(998,261)	(934,779)	(931,135)
Research and development		(106,198)	(99,083)	(78,778)
Results from equity investments	16(c)	(25,807)	(1,665)	18,215
Results from business combinations	5		30,045	975,283
Other operating income (expenses), net	33	333,767	(3,612)	(96,567)

Operating profit		1,538,603	1,868,840	3,194,645

Financial results	34
Financial expenses		(3,902,499)	(3,551,717)	(1,692,001)
Financial income		530,182	765,025	364,933

		(3,372,317)	(2,786,692)	(1,327,068)

Profit (loss) before income tax and
social contribution		(1,833,714)	(917,852)	1,867,577

Current income tax and social contribution	22(a)	(17,269)	(5,492)	(55,889)
Deferred income tax and social contribution	22(a)	810,645	379,234	61,988
		793,376	373,742	6,099

Profit (loss) for the year of continued operations		(1,040,338)	(544,110)	1,873,676

Discontinued operations results	6(c)
Discontinued operations results		451,262	70,911	19,861
Current income tax and social contribution		(10,265)	(14,948)	(4,052)
Deferred income tax and social contribution		(138,964)
		302,033	55,963	15,809

Profit (loss) for the year		(738,305)	(488,147)	1,889,485

Attributable to:
Company's shareholders		(731,143)	(496,450)	1,895,309
Non-controlling interest	2.1.2	(7,162)	8,303	(5,824)

		(738,305)	(488,147)	1,889,485

Earnings (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)	30
Basic earnings (loss) per share - common		(1.2975)	(0.6921)	2.6816
Basic earnings (loss) per share - preferred		(1.2975)	(0.6921)	2.5683
Diluted earnings (loss) per share - common		(1.2970)	(0.6919)	2.6810
Diluted earnings (loss) per share - preferred		(1.2970)	(0.6919)	2.5677

                        The Management notes are an integral part of the financial statements.

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Comprehensive income

Years ended December 31

All amounts in thousands of reais

	Note	2012	2011	2010

Profit (loss) for the year		(738,305)	(488,147)	1,889,485

Other comprehensive income or loss:
Available for sale financial assets				58
Cash flow derivatives	20.2.2	16,238	45,034	6,032
Foreign currency translation adjustment	16(b)	77,968	56,809	(79,346)
Write-off foreign currency translation adjustment		812
Income tax and social contribution related to
components of comprehensive income	20.2.2	(5,522)	(2,458)	6,793

Total other comprehensive income or loss		89,496	99,385	(66,463)

Total comprehensive income or loss for the year		(648,809)	(388,762)	1,823,022

Attributable to:
Company's shareholders - continued operations		(960,798)	(455,206)	1,809,196
Company's shareholders - discontinued operations		302,033	55,963	19,861
Non-controlling interest		9,956	10,481	(6,035)

		(648,809)	(388,762)	1,823,022

The Management notes are an integral part of the financial statements.

Braskem S.A. and Its Subsidiares

Consolidated Statement of Changes in Equity

All amounts in thousands of Brazilian reais

		Attributed to shareholders' interest
				Revenue reserves						Retained	Total
						Unrealized	Additional	Other		earnings	Braskem		Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	interest	interest	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the year:
Profit (loss) for the year										(496,450)	(496,450)	8,303	(488,147)
Fair value of cash flow derivative, net of taxes								42,576			42,576		42,576
Foreign currency translation adjustment								54,631			54,631	2,178	56,809
								97,207		(496,450)	(399,243)	10,481	(388,762)

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary, net								22,079			22,079		22,079
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(920)		920
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(27,236)		27,236
								(6,077)		28,156	22,079		22,079

Contributions and distributions to shareholders:
Capital increase from non-controlling interest												86,634	86,634
Payment of additional dividends proposed							(250,346)				(250,346)		(250,346)
Tax incentives					(800)						(800)		(800)
Gain (loss) on interest in subsidiary								3,106			3,106	(3,106)
Acquisition of non-controlling interest Cetrel												103,503	103,503
Expired dividends / other										531	531	(269)	262
Absorption of losses						(496,455)				496,455
Additional dividends proposed						(482,593)	482,593
Repurchase of treasury shares									(946)		(946)		(946)
					(800)	(979,048)	232,247	3,106	(946)	496,986	(248,455)	186,762	(61,693)

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the year:
Loss for the year										(731,143)	(731,143)	(7,162)	(738,305)
Fair value of cash flow derivative, net of taxes	20.2.2							10,716			10,716		10,716
Foreign currency translation adjustment	16(b)							60,850			60,850	17,118	77,968
Write-off foreign currency translation adjustment								812			812		812
								72,378		(731,143)	(658,765)	9,956	(648,809)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(952)		952
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(27,236)		27,236
								(28,188)		28,188

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting	29(d)						(482,593)				(482,593)		(482,593)
Capital loss from non-controlling interest												(17,962)	(17,962)
Write-off non-controlling by investments sale												(125,420)	(125,420)
Loss on interest in subsidiary	16(b)							(5,917)			(5,917)	5,917
Write-off gain on interest in subsidiary by sale	6							(4,632)			(4,632)		(4,632)
Repurchase of treasury shares	29(b)								(36,694)		(36,694)		(36,694)
Cancellation of shares	29(f)		(48,019)						48,019
Absorption of losses	29(h)			(87,710)	(4,547)	(16,457)				108,714
			(48,019)	(87,710)	(4,547)	(16,457)	(482,593)	(10,549)	11,325	108,714	(529,836)	(137,465)	(667,301)

At December 31, 2012		8,043,222	797,979					349,227	(48,892)	(565,549)	8,575,987	87,813	8,663,800

The Management notes are an integral part of the financial statements

Braskem S.A. and Its Subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31

All amounts in thousands Brazilian of reais

	2012	2011	2010

Profit (loss) before income tax and social contribution
and after discontinued operations results	(1,382,452)	(846,941)	1,887,438

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	1,924,265	1,723,420	1,606,354
Results from equity investments	25,807	1,665	(20,302)
Results from business combinations		(30,045)	(975,283)
Interest and monetary and exchange variations, net	2,442,973	2,292,498	413,194
Other	294,199	2,056	47,209

	3,304,792	3,142,653	2,958,610

Changes in operating working capital
Held-for-trading financial investments	16,716	90,953	79,764
Trade accounts receivable	(625,130)	365,901	184,442
Inventories	(566,025)	(382,465)	(382,285)
Taxes recoverable	(458,763)	(311,021)	622,167
Prepaid expenses	49,707	(62,531)	(5,062)
Other receivables	(529,103)	(356,253)	1,730
Trade payables	2,165,530	1,325,977	683,639
Taxes payable	(426,440)	(52,134)	(601,878)
Long-term incentives	(4,808)	771	6,733
Advances from customers	206,044	187,306	(38,424)
Sundry provisions	94,382	(74,402)	21,128
Other payables	389,032	(212,133)	177,901

Cash from operations	3,615,934	3,662,622	3,708,465

Interest paid	(1,006,840)	(802,427)	(929,481)
Income tax and social contribution paid	(37,283)	(82,695)	(58,617)

Net cash generated by operating activities	2,571,811	2,777,500	2,720,367

Proceeds from the sale of fixed assets	115,846	23,958	1,781
Proceeds from the capital reduction of associates		6,600
Effect cash of discontinued operations	(141,348)
Acquisitions of investments in subsidiaries and associates		(619,207)	(939,427)
Acquisitions to property, plant and equipment	(2,792,853)	(2,252,491)	(1,689,006)
Acquisitions of intangible assets	(15,734)	(11,474)	(17,042)
Held-for-trading and available for sale financial investments	(218)	(13,856)	256,113

Net cash used in investing activities	(2,834,307)	(2,866,470)	(2,387,581)

Short-term and long-term debt
Obtained borrowings	6,665,938	7,122,632	5,860,561
Payment of borrowings	(5,493,015)	(6,042,644)	(10,013,753)
Dividends paid	(482,051)	(664,851)	(107)
Non-controlling interests in subsidiaries	(20,295)	76,406
Repurchase of shares	(36,694)	(946)	(3)
Capital increase			3,764,971
Other		4,147

Net cash provided by (used in) financing activities	633,883	494,744	(388,331)

Exchange variation on cash of foreign subsidiaries	(36,037)	(117,030)	(3,253)

Increase (decrease) in cash and cash equivalents	335,350	288,744	(58,798)

Represented by
Cash and cash equivalents at the beginning of the year	2,952,272	2,698,075	2,683,068
Cash and cash equivalents at the end of the year	3,287,622	2,986,819	2,624,270

Increase (decrease) in cash and cash equivalents	335,350	288,744	(58,798)

The Management notes are an integral part of the financial statements

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

1                    Operations

Braskem S.A. together with its subsidiaries (hereinafter “Braskem” or “Company”) is a public corporation headquartered in Camaçari, State of Bahia, which operates 36 industrial units, 29 of which in the Brazilian states of Alagoas, Bahia, Rio de Janeiro, Rio Grande do Sul and São Paulo, five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany. These units produce basic petrochemicals - such as ethylene, propylene butadiene, toluene, xylene and benzene, as well as gasoline and LPG (Liquefied Petroleum Gas) – and thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”).

Additionally, Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant operating events

(i)                 In September 2010, the management of the subsidiary Braskem PP Americas, Inc ("PP Americas") decided to suspend a PP production line at the plant located in the State of Texas. The key factors driving this decision were the line's outdated technology, high production cost, and low production capacity. Braskem America will keep the production of PP in other lines of that plant without affecting its total production of other resins. The residual carrying amount of this production line on December 31, 2012, 2011 and 2010 equals zero.

(ii)               On September 24, 2010, the Company inaugurated an ethanol-derived ethylene unit at the Triunfo Petrochemical Complex, which will produce 200,000 metric tons of green PE per year. With this new unit, the Company now supplies resin from renewable sources, diversifying its competitive raw material sources. The cost of the investment was R$ 482,053.

(iii)             In December 2011, Sunoco Chemicals, Inc. (“Sunoco”) announced the definitive shutdown of operations at its refinery that was responsible for supplying propylene polymer-grade, the main feedstock to the PP plant of the subsidiary Braskem America Inc (“Braskem America) in the state of Pennsylvania.

In 2012, Sunoco formally informed the Management of Braskem America of its alternative plan to supply feedstock, as required under the supply agreement entered into in 2010. The definitive termination of the supply agreement occurred on June 8, 2012, upon payment of the respective compensation set forth in the contract, in the amount of R$235,962 (Note 33).

Despite the termination of the supply agreement, the Management of Braskem America pursued alternative supply and logistics solutions in order to continue operations at the unit and has already identified other sources to supply the feedstock required.

Another important and fundamental step in maintaining the operations at the plant was the acquisition of a propylene splitter unit from Sunoco on June 29, 2012. This unit transforms refinery-grade propylene into polymer-grade propylene. This acquisition does not represent a business combination, since it does not meet the definitions required by IFRS 3.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

With the acquisition, Braskem America expanded its supply sources, since the supply of refinery-grade propylene is more abundant in the U.S. market.

(iv)             On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton (unaudited) of PVC, which expanded Braskem’s total installed capacity to 710 kton (unaudited). Total investment in the plant was approximately R$1 billion.

(v)               On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, a new plant with annual production capacity of 103 kton (unaudited) of butadiene, which expandaded Braskem’s total installed capacity to  477 kton (unaudited). Total investment was approximately R$300 million.

(b)               Corporate events

(b.1)    Quattor

On January 22, 2010, Braskem announced the completion of the negotiations for the acquisition of Quattor Participações S.A. (“Quattor”), currently named Braskem Qpar S.A. (“Braskem Qpar”), by means of an Investment Agreement entered into on that date between Odebrecht, Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), Braskem and Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”). The agreement allowed Petrobras to consolidate its main petrochemical assets in the Company.

Also, as a result of the Investment Agreement, the Company has the preemptive right to participate as a partner in the projects of the Petrochemical Complex in the State of Rio de Janeiro - COMPERJ - and the Petrochemical Complex of Suape, in the State of Pernambuco.

The Investment Agreement was approved without restrictions on February 23, 2011 by the Brazilian antitrust agency (“CADE”).

All stages of the Investment Agreement had already been implemented by September 30, 2010, as follows:

(i)             In December 2009, the holding company BRK Investimentos Petroquímicos S.A. (“BRK”) was created, in which all the common shares issued by Braskem and held by Odebrecht and Petrobras were subsequently concentrated.

(ii)           In April 2010, Odebrecht and Petrobras completed a capital increase in BRK in the amount of R$ 3,500,000 through the payment of new shares in cash.

(iii)         On April 14, 2010, the Board of Directors approved an increase of the Company’s capital in the form of a private subscription, which resulted in the payment of 243,206,530 common shares and 16,697,781 class “A” preferred shares, at the price of R$ 14.40 each, totaling R$ 3,742,622. Of this amount, R$ 2,378,742 was allocated to capital and R$ 1,363,880 to the capital reserve account.

(iv)        On April 27, 2010, the Company announced by means of a Material Fact, the acquisition from Unipar of shares representing 60% of Quattor’s voting and total capital by means of the payment of R$ 659,454 in cash. On April 30, 2010, Quattor held the following investments:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Quattor
(Current Braskem Qpar)
94.10%
99.32%
65.98%
Non-controlling interest
Quattor Petroquímica
(Current Braskem Petroquímica) (*)
0.68%
5.90%
9.02%
BNDESPAR
25.00%
Quattor Química
Riopol
33.33%
Polibutenos

(*) Public-traded corporation

(v)           On May 10, 2010, the Company announced to the market the acquisition, from Unipar, of 100% of the shares of Unipar Comercial e Distribuidora (“Unipar Comercial”) and the shares representing 33.33% of the total capital of Polibutenos S.A. Indústrias Químicas (“Polibutenos”) by means of the payment in cash of R$ 27,104 and R$ 22,362, respectively.

On May 31, 2010, the Company acquired from Chevron Oronite do Brasil ("Chevron"), shares representing 33.33% of the total capital of Polibutenos for R$ 22,482. With the acquisitions from Unipar and Chevron, the Company became the direct and indirect holder of 100% of Polibutenos' capital.

In accordance with the accounting practices adopted in the preparation of these financial statements (Note 2), the acquisitions of Quattor and Unipar Comercial represented business combinations under IFRS 3, and the effects of which are stated in Note 5.

(vi)         On June 18, 2010, the Company’s Extraordinary General Shareholders’ Meeting approved the merger of Quattor (current Braskem Qpar) shares held by Petrobras, which represented 40% of the total and voting capital of that subsidiary. The carrying amount of the merged net assets on March 31, 2010 amounted to R$ 199,356. Of this amount, R$ 164,744 was allocated to capital and R$ 34,612, to the capital reserve account. In this operation, 18,000,087 common shares were issued based on the exchange ratio of 0.18855863182 share of the Company for each share of Quattor, as determined in economic appraisal reports of the companies prepared by an independent appraiser. With this merger, the Company became the holder of 100% of the total and voting capital of Quattor.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(vii)       On June 24, 2010, Quattor’s Extraordinary General Shareholders’ Meeting approved a capital increase of R$ 4,014,128, without the issue of new shares. The capital increase was paid up using advances for future capital increase previously made by the Company. Additionally, on June 29, 2010, the Extraordinary General Shareholders’ Meeting of Quattor approved a R$ 2,578,372 reduction in its capital stock, without the cancellation of shares and with return to the Company, its sole shareholder, of all the investments in Rio Polímeros S.A. (“Riopol”) and Quattor Petroquímica S.A. (“Quattor Petroquímica”), which is currently named Braskem Petroquímica S.A. (“Braskem Petroquímica”).

(viii)     On August 9, 2010, BNDES Participações S.A. (“BNDESPAR”) exercised its put option for the shares of Riopol, equivalent to 25% of the total capital of this subsidiary. Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209,951 (60% of the shares held by BNDESPAR). The acquisition corresponds to 15% of the capital stock of Riopol and Braskem became the direct and indirect holder of 90% of the capital of this subsidiary.

The amount of this acquisition will be paid in three installments adjusted based on the Long-Term Interest Rate (“TJLP”) (Note 27), as follows:

a.           On June 11, 2015, corresponding to 15% of the total amount;

b.          On June 11, 2016, corresponding to 35% of the total amount;

c.           On June 11, 2017, corresponding to 50% of the total amount.

(ix)         On August 30, 2010, the Company’s Extraordinary General Shareholders’ Meeting approved the merger of Riopol shares, converting Riopol into a wholly-owned subsidiary. The carrying amount of the merged net assets on March 31, 2010, the base date of the operation, amounted to R$ 103,087. Of this amount, R$ 22,285 was allocated to capital and R$ 80,802, to the capital reserve account. In this transaction, 2,434,890 class A preferred shares were issued, based on an exchange ratio of 0.010064743789 share of the Company for each Riopol share, as determined in economic appraisal reports of the companies, prepared by an independent appraiser.

Due to this merger of shares, Braskem’s subsidiary Quattor Petroquímica (current Braskem Petroquímica), which held 9.02% of Riopol's capital, received shares of the Company. In the consolidated financial statements, these shares, which result in mutual interest, are accounted for as "treasury shares".

(x)           On September 1, 2010, the Extraordinary General Shareholders’ Meeting of Quattor approved the merger of the companies listed below. The net assets of the merged companies were appraised at carrying amount at June 30, 2010 (the base date of the operation).

a.           Quattor Química S.A (“Quattor Química”)

On the date of the merger, Quattor Química's capital was held by Quattor (94.11%) and Quattor Petroquímica (5.89%). The exchange ratio of Quattor Química shares for Quattor shares was determined based on the equity of both companies at June 30, 2010, the base date of the operation, resulting in a capital increase of R$ 58,231 with the issue of 7,538,949 common shares that were delivered to Quattor Petroquímica.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

b.          Polibutenos

On the date of the merger, Polibutenos's capital was held by Quattor (33.33%) and the Company (66.67%). The exchange ratio of Polibutenos shares for Quattor shares was determined based on the equity of both companies at June 30, 2010, the base date of the operation, resulting in a capital increase of R$ 13,032 with the issue of 1,687,179 common shares that were delivered to the Company.

c.           Mauá Resinas S.A. (“Mauá Resinas”) and Norfolk Distribuidora Ltda. (“Norfolk”)

On the date of the merger, Mauá Resinas and Norfolk were wholly-owned subsidiaries of Quattor and this is why there was no capital increase or issue of shares by the merging company.

(xi)         On May 26, 2010, the Company filed with Comissão de Valores Mobiliários (“CVM”) the request for the registration of a public offering for the acquisition of 7,688 common shares and 1,542,006 preferred shares of Quattor Petroquímica held by its non-controlling shareholders as a result of the change in the control of this subsidiary. The shares subject to the offering correspond to 0.68% of the total capital of Quattor Petroquímica. On October 28, 2010, CVM’s board approved the public offering.

The offering was completed and settled on December 16, 2010. The total number of shares acquired through the public offering was 224,968, and 1,324,726 preferred shares remained outstanding. The outstanding shares stated at carrying amount on March 31, 2010 were merged into the Company, resulting in an increase in its capital of R$ 4,270, which was subscribed and paid-up by Quattor Petroquímica’s shareholders. In this transaction, 398,175 class A preferred shares were issued based on an exchange ratio of 0.300571316385725 share of the Company for each share of Quattor Petroquímica, as determined in economic appraisal reports of the companies, prepared by an independent appraiser.

This operation was approved by the Extraordinary General Shareholders’ Meetings of the Company and of the subsidiary Quattor Petroquímica on December 27, 2010 in accordance with the disclosure in a Material Fact notice on December 7, 2010.

CVM, by means of an official letter dated February 3, 2011, approved the cancelation of the registration of Quattor Petroquímica to trade shares on stock exchanges that was requested by the Company on January 28, 2011.

On January 3, 2011, the shareholders of IQ Soluções & Química S.A. (“Quantiq”) approved the merger of Unipar Comercial. The merger resulted in an increase in the capital of Quantiq by R$ 38,710, from R$ 61,141 to R$ 99,851 without the issue of new shares. Such increase was based on the equity of Unipar Comercial on November 30, 2010 (base date of the operation), under the terms and conditions established in the “Protocol and Justification” dated December 27, 2010.

On December 31, 2012, the Company’s interest in the acquired companies is stated in the flowchart below:

(b.2)    Sunoco Chemicals

On February 1, 2010, Braskem announced that its subsidiary Braskem America entered into, on that date, an agreement for the purchase and sale of shares with Sunoco Inc., an U.S. oil company, by means of which Braskem America Inc. acquired 100% of the shares representing the voting and total capital of Sunoco Chemicals for US$ 350.7 million, equivalent to R$ 620,838. Sunoco Chemicals has an annual installed capacity of 950,000 metric tons (unaudited) of polypropylene distributed over three plants located in the states of Pennsylvania, West Virginia and Texas.

The transaction was completed on April 1, 2010 after full payment was made. On the same date, the name of Sunoco Chemicals was changed to PP Americas.

In accordance with the accounting practices adopted in the preparation of these financial statements (Note 2), this acquisition represented a business combination under IFRS 3, and the effects of which are stated in Note 5.

On January 1, 2011, the parent company Braskem America Inc. was merged into its subsidiary Braskem PP Americas Inc. On the same date, the corporate name of Braskem PP Americas, Inc. was changed to Braskem America Inc. (“Braskem America”).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b.3)    Braskem Idesa

In November 2009, Braskem and the IDESA Sociedad Anónima de Capital Variable Group (“IDESA”), a traditional Mexican petrochemical company, announced that they won a bidding process in Mexico for the implementation of a petrochemical project using ethane in the region of Veracruz by means of an agreement for the supply, by Pemex-Gas y Petrouímica Básica (subsidiary of Petróleos Mexicanos), of 66,000 barrels/day of this input for a period of 20 years. As a result of this bidding process, Braskem and IDESA signed a Memorandum of Understanding and formalized, on February 23, 2010, a final agreement that comprises an investment commitment by Braskem and IDESA for (i) the construction of an ethane cracker to produce 1 million metric tons of ethane a year; and (ii) the construction of three polyethylene plants for the production of 1 million metric tons of resins a year. The project is called Ethylene XXI and the expected investment is US$ 3 billion (Capital expenditure – Capex). The works are expected to be completed and the units are expected to be operational in the first half of 2015.

The corporate name of this new company is Braskem Idesa, Sociedad Anónima Promotora de Inversión (“Braskem Idesa”) and when it was incorporated its total and voting capital was held by the Company in 65% and by Etileno XXI, Sociedad Anónima de Capital Variable in 35%.

(b.4)    Other events

(i)                 On June 1, 2010, Braskem approved the spin-off of its subsidiary Varient Distribuidora de Resinas Ltda. (“Varient”) and the merger of the spun-off portion by the new subsidiary called Alcacer Distribuidora de Resinas Ltda. (“Alcacer”). On the same date, the Company completed the negotiations for the sale of these two subsidiaries for the total amount of R$ 12,700.

(ii)               On December 17, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem approved the merger of Companhia Alagoas Industrial - Cinal (“Cinal”) into the Company based on its equity as of September 30, 2010, amounting to R$ 27,834, in accordance with the terms and conditions set forth in the protocol and justification dated November 29, 2010. There were no changes in the value of the Company’s apital since the Company is the only shareholder of Cinal.

(iii)             On May 25, 2011, the Company entered into a private instrument for the purchase and sale of quotas by means of which all the quotas of the subsidiary ISATEC – Pesquisa, Desenvolvimento e Análises Ltda. (“ISATEC”) were sold for R$ 1,100.

(iv)             On July 7, 2011 the company Braskem America Finance Company (“Braskem America Finance”), a wholly-owned subsidiary of Braskem America, was incorporated for the purposes of raising funds in the international financial market.

(v)               On July 29, 2011, Braskem increased the capital of many subsidiaries. The breakdown of the increases that were fully subscribed and paid up by Braskem is presented below:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	Capital	Number of
	Increase	share / quotas issued

Braskem Participações S.A. (“Braskem Participações”)	53	without the issue of new shares
Ideom Tecnologia Ltda. (“Ideom”)	23,701	23,700,974
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	35	18
IQ Soluções & Química S.A.(“Quantiq”)	61,100	without the issue of new shares
Rio Polímeros S.A. (“Riopol”)	14,108	without the issue of new shares
	98,997

(vi)             On August 25, 2011, Braskem Europe GmbH (“Braskem Alemanha”), a wholly-owned subsidiary of Braskem Netherlands B.V. (“Braskem Holanda”), was incorporated for the purpose of producing, trading, distributing, importing and exporting, research and development of chemical and petrochemical products, among other things. The assets acquired in the business combination of The Dow Chemical (“Dow Chemical”) in Germany were recorded in this subsidiary in October 2011 (Note 5).

(vii)           On September 27, 2011, Braskem increased the capital of its subsidiary Braskem Holanda by R$ 415,168 (US$ 230 million) through the issue of 84,465,660 shares. A portion of this amount was used in the incorporation of Braskem Alemanha.

(viii)         On January 27, 2012, the controlling shareholder of Braskem, BRK was proportionally spun-off. In the spin–off, a part of the shares issued by Braskem that were held by BRK was delivered to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”). With the spin-off, BRK became a wholly-owned subsidiary of Odebrecht Serviços e Participações (“OSP”) and maintained ownership of shares corresponding to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petrobras Química S.A. – Petroquisa (“Petroquisa”) into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem, respectively.

(ix)             On February 27, 2012, the company Braskem International GmbH (“Braskem Áustria”) was incorporated with the purpose of holding equity interests in other companies, and conducting financial and commercial operations. The capital stock was fully paid up by Braskem S.A., a sole partner, in the amount of R$81 (EUR 35 thousand) (Note 16(b)).

(x)               On February 28, 2012, the Extraordinary Shareholders’ Meeting of the Braskem S.A. approved the merger of the subsidiary Ideom Tecnologia Ltda., based on its net book value as of December 31, 2011, in the amount of R$20,762, pursuant to the terms and conditions set forth in the protocol and justification dated February 6, 2012.

(xi)             On April 30, 2012, the capital stock of the subsidiaries Braskem Petroquímica S.A. (“Braskem Petroquímica”) and Riopol was increased in the amounts of R$649,639 and R$738,799, respectively (Note 16(b)), without the issue of new shares, as approved at the respective shareholders’ meetings. The increases occurred through utilization of the balances recorded under advance for future capital increase.

(xii)           On June 27, 2012, Braskem Áustria incorporated Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”), which has capital of R$8 (EUR 3 thousand). The purpose of this subsidiary is to hold equity interests in other companies.

(xiii)         On June 30, 2012, BRK was merged into its parent company OSP, which changed its interest to 50.11% and 38.11% of the voting and total capital of Braskem S.A., respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(xiv)         On August 27, 2012, Braskem Áustria incorporated Braskem Áustria Finance GmbH (“Braskem Áustria Finance”), which has paid up capital of R$47 (EUR 18 thousand). The subsidiary’s purpose is to raise funds in international financial markets.

(xv)           On September 3, 2012, a capital increase at the subsidiary Braskem Distribuidora Ltda. was approved, with the transfer of the facilities comprising the Water Treatment Unit (UTA) of the Basic Petrochemicals Unit at the Camaçari Petochemical Complex (Bahia), in the amount of R$75,024, which corresponds to the residual book value, along with the change in the type of company to a corporation.

(xvi)         On November 5, 2012, in the Extraordinary Shareholders Meeting, approval was given for the increase in the capital stock of the subsidiary Braskem Idesa, in the amount of R$41,573 (Mex$266.666 thousand), through the issue of 86,052 Class “A” shares, which was fully paid in by Braskem S.A.. Subsequently, part of the capital was returned to the non-controlling shareholder, which resulted in an increase in the interest held by Braskem S.A. in the capital stock of Braskem Idesa, from 65% to 75%.

(xvii)       On November 9, 2012, the Extraordinary Shareholders Meeting approved the change in the company name of Braskem Distribuidora S.A. to Distribuidora de Águas Camaçari S.A. (“Braskem Distribuidora”).

(xviii)     On December 11, 2012, through a series of corporate decisions, the subsidiary Braskem America became a wholly owned subsidiary of Braskem Alemanha.

(xix)         On December 17, 2012, the Extraordinary Shareholders Meeting approved the change in the type of company of Braskem Petroquímica S.A. to a limited liability company, with the new corporate name Braskem Petroquímica Ltda. (“Braskem Petroquímica”).

(xx)           On December 28, 2012, Braskem S.A. and Braskem Participações entered into a private instrument for the purchase and sale of quotas, through which it sold all quotas in the subsidiary Distribuidora de Água Camaçari S.A., the current name of Braskem Distribuidora S.A. (Note 6).

(xxi)         On December 28, 2012, the Braskem entered into a private instrument for the purchase and sale of shares through which it sold its interest in the subsidiary Cetrel S.A. (Note 6).

(xxii)       Braskem and Petroquimica de Venezuela S.A. (“Pequiven”) decided to concentrate their estimated investments in Venezuela in the jointly-controlled company Polipropileno Del Sur (“Propilsur”). As a result of this decision, the shareholders meeting decided to withdraw the interest held by Braskem in the jointly-controlled company Polietilenos de America (“Polimerica”), whose corporate documents are currently in the process of being registered with the applicable body in Venezuela. As a result, the Management of Braskem decided to write off the investment in Polimerica already in 2012.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Effect of foreign exchange variation

The Company has balances and transactions in U.S. dollar, as well as financial investments, trade accounts receivable, trade payables, borrowings and sales. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date each operation occurs. These rates are informed by the Central Bank of Brazil.

The following table shows the U.S. dollar average and end-of-period exchange rates for the fiscal years in this report:

U.S. dollar, end of period
December 2012	R$ 2.0435
December 2011	R$ 1.8758
Appreciation of the U.S. dollar in relation to the Brazilian real	8.94%

Average U.S. dollar rate
Nine-month period ended December 31, 2012	R$ 1.9550
Nine-month period ended December 31, 2011	R$ 1.6746
Appreciation of the U.S. dollar in relation to the Brazilian real	16.74%

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2                    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied to the years presented, with the exception of the adoption of the equity method used for the recognition of investments in jointly-controlled companies in place of the proportional consolidation method (Note 2.11).

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in (Note 3).

The 2011 financial information, presented for comparison purposes, was altered to reflect: (i) the final valuation of the business combination of Dow (Note 5); whose impact on equity, recorded in the item “profit (losses) accumulated”, amounted to R$28.692; and (ii) the impacts of the discontinued operations (Note 6).

The issue of these financial statements was authorized by the Company’s Board of Directors on February 6, 2013.

2.1.1        Consolidation

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The consolidation process provided for in pronouncement IAS 27 corresponds to the sum of balance sheet accounts and profit and loss, in addition to the following eliminations:

a)      the investments of the Company in the equity of subsidiaries;

b)      balance sheet accounts between companies;

c)      income and expenses arising from commercial and financial operations carried out between companies; and

d)      the portions of profit (loss) for the year and assets that correspond to unrealized gains and unrealized losses with third parties on transactions between companies.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               Basis of consolidation

The consolidated financial statements comprise the financial statements of Braskem S.A. and the following subsidiaries:

		Total interest - %
		Headquarters
		(Country)	2012	2011	2010
Direct and indirect subsidiaries
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(i)	Austria	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")	(ii)	Mexico	75.00	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(iii)	Austria	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)		Mexico	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Ltda. (“Braskem Petroquímica”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(iv)	Spain	100.00
Braskem Qpar S.A. (“Braskem Qpar”)		Brazil	100.00	100.00	100.00
Cetrel S.A. ("Cetrel")	(v)	Brazil		54.09	53.72
Commom Industries Ltd. (“Commom”)		British Virgin Islands	100.00	100.00	100.00
Distribuidora de Água Camaçari S.A (“Braskem Distribuidora”)	(v)	Brazil		100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)	(vi)	Brazil		100.00	100.00
IQ Soluções & Química S.A.(“Quantiq”)	(vii)	Brazil		100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)	(vii)	Brazil		100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguay	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Rio Polímeros S.A. (“Riopol”)		Brazil	100.00	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)	(viii)	Brazil		33.20	33.20
Polietilenos de America S.A.(“Polimerica”)	(ix)	Venezuela		49.00	49.00
Polipropileno Del Sur S.A.(“Propilsur”)	(viii)	Venezuela		49.00	49.00

(i)         Company incorporated in August 2012 (Note 1(b.4)(xiv)).
(ii)       The Company increased its interest in this investment in November 2012 (Note 1(b.4)(xvi)).
(iii)      Company incorporated in February 2012 (Note 1(b.4)(ix)).
(iv)      Company incorporated in June 2012 (Note 1(b.4)(xii)).
(v)       Divestments in December 2012 (Note 1(b.4)(xxi) and (xx)).
(vi)      Companies in advance stage of sale (Note 6).
(vii)    Company merged in February 2012 (Note 1(b.4)(x)).
(viii)   The Company decided to withdraw its interest in this investment in November 2012 (Note 1(b.4)(xxii)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Operations of the subsidiaries

•      Braskem America –  whose corporate purpose is to produce and market PP

•      Braskem Argentina; Petroquímica Chile; Braskem Holanda – subsidiaries responsible for the sale of products manufactured by Braskem in the international market.

•      Braskem Áustria – main purpose of holding interests in the capital of other companies and conducting financial and comercial operations.

•      Braskem Alemanha – whose corporate purpose is to produce and market PP

•      Braskem Espanha – main purpose of holding interests in the capital of other companies.

•      Braskem Finance, Braskem America Finance and Braskem Áustria – were incorporated for the purpose of centralizing the raising of funds abroad.

•      Braskem Idesa – is responsible for the construction of an industrial complex for the production of one million metric tons of ethane a year. The project was called Ethylene XXI and the units are expected to be operational in the first half of 2015.

•      Braskem México; Braskem Idesa Serviços – companies that provide services to Braskem Idesa.

•      Braskem Importação e Exportação – is responsible for the import, export and sale of petrochemical naphtha, oil and its byproducts.

•      Braskem Inc. – operates in the sales of naphtha and other products, in addition to carrying out Braskem’s usual financial funding operations.

•      Braskem Participações – its main purpose is the investment in the equity of other companies;

•      Braskem Petroquímica and Braskem Qpar – they produce basic petrochemicals such as ethane and propane. In the thermoplastic resins segment, they produce PE and PP.

•      Politeno Empreendimentos – its purpose is the participation in industrial projects and ventures, asset management, sales of petrochemical products and the investment in the equity of other companies;

•      Riopol – its purpose is the production and sale of thermoplastic resins and other petrochemical products.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Equity		Profit (loss) for the year
	2012	2011	2012	2011	2010

Braskem Idesa	87,813	93,578	(7,162)	(4,695)	(5,824)
Cetrel		121,744		12,998
Total	87,813	215,322	(7,162)	8,303	(5,824)

2.2              Operating segment reporting

This information is prepared and presented consistently with the internal report provided to the Chief Executive Officer, who is the main operating decision-maker and responsible for allocating resources and assessing performance of the operating segments (Note 36).

The determination of results per segment takes into consideration transfers of goods and provision of services between segments that are considered arm’s length sales and stated based on market prices.

2.3              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real, determined in accordance with IAS 21.

(b)               Brazilian real functional currency

Foreign currency transactions and balances are translated into the functional currency using the foreign exchange rates prevailing at the dates of the transactions or at year end, as applicable. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end foreign exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations, except those designated for hedge accounting, which are deferred in equity as cash flow hedges.

Foreign exchange variations on financial assets and liabilities are classified as “financial income” and “financial expenses”, respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Functional currency other than the Brazilian real

Some subsidiaries and a jointly-controlled subsidiary have a different functional currency from that of the Braskem S.A., namely:

(i)                 Propilsur, headquartered in Venezuela, adopts as functional currency the U.S. dollar, since it is in the construction stage and the main supplies of equipment and services for the installation of the project are based on this currency;

(ii)               Braskem Idesa, Braskem Idesa Serviços and Braskem México, headquartered in Mexico, have as functional currency the Mexican peso, since they are in the construction stage and the main supplies of equipment and services are based on this currency, and because it has a management structure that is independent of the operations of Braskem S.A.

(iii)             Braskem América and Braskem América Finance, headquartered in the United States, maintain a management structure that is independent from the operations of Braskem S.A. and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and other production costs are mostly determined in U.S. dollar, which is, therefore, its functional currency.

(i)                 Braskem Alemanha, headquarted in Germany, maintains a management structure that is independent from the operations of Braskem S.A. and that comprises own labor, outsourcing services, acquisition of raw materials and production and sale of resins. Prices, personnel expenses and other production costs are mostly determined in euro, which is, therefore, its functional currency; and

(ii)               Braskem Áustria maintains a management and administrative structure that is independent from the operations of Braskem S.A. and has its own workforce, contracts third-party services and is involved in the buying and trading of naphtha. In addition to these operations, it also functions as a holding company, with certain subsidiaries abroad under its control. The euro was defined as the functional currency, since this currency is used in its main operations and is the local currency of that country.

The financial statements of these companies are translated into reais based on the following rules:

•         assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•         equity is converted at the historical rate, that is, the foreign exchange rate prevailing on the date of each transaction; and

•         income and expenses for each statement of operations are translated at the rate prevailing on the dates of the transactions.

All resulting exchange differences are recognized as a separate component of equity in the account “other comprehensive income”. When a foreign investment is partially or fully written off for any reason, the respective exchange differences recorded in equity are recognized in the statement of operations as part of the gain or loss on the transaction.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.4              Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and highly liquid investments with maturities of three months or less. They are convertible into a known amount and subject to an immaterial risk of change in value (Note 7).

2.5              Financial assets

2.5.1        Classification

Financial assets are classified upon initial recognition in the categories listed below. This classification depends on the purpose for which they were acquired.

(a)               Held-for-trading financial assets – these are measured at fair value and they are held to be actively and frequently traded in the short term. The assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated for hedge accounting (Note 2.6).

(b)               Loans and receivables - these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets, except for those falling due more than 12 months after the balance sheet date, classified as non-current assets. The Company’s loans and receivables comprise loans to related parties and accounts with associates (Note 11), trade accounts receivable (Note 9), other accounts receivable (Note 15), cash and cash equivalents (Note 7) and financial investments (Note 8).

(c)                Held-to-maturity financial assets - these are financial assets acquired with the intention and financial capacity for their maintenance in the portfolio up to maturity.  The Company’s held-to-maturity financial assets comprise mainly quotas of investment funds in credit rights.

2.5.2        Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date, usually when the Company commits to purchase or sell the asset.

Held-for-trading financial assets are carried at fair value on an ongoing basis.

Gains or losses arising from changes in the fair value of these financial assets are presented in “financial results” in the period in which they arise.

Loans and receivables are carried at amortized cost using the effective interest method. These assets are stated at cost of acquisition, plus earnings accrued, against profit or loss for the year.

Financial assets are derecognized when the corresponding rights to receive cash flows have been received or transferred and the Company has transferred substantially all risks and rewards of ownership of the related assets.

Eventual expenses with the acquisition or sale of held-for-trading financial assets are expensed in the statement of operations. For the other financial assets, these expenses, when significant, are added to their respective fair value.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Dividends declared by associates assessed at cost are recognized in the statement of operations as part of the account “results from equity investments”.

2.5.3          Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legal right to do to so and there is an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

2.5.4        Impairment of financial assets

The Company permanently assesses the existence of objective evidence that a financial asset, classified as loans and receivables or held-to-maturity is impaired. The criteria the Company uses to determine that there is objective evidence of an impairment loss include:

(i)      significant financial difficulty of the issuer or debtor;

(ii)    a breach of contract by the issuer or debtor, such as a default or delinquency in interest or principal payments;

(iii)  it becomes probable that the borrower will enter bankruptcy or other financial reorganization; or

(iv)  the disappearance of an active market for that financial asset because of financial difficulties.

Losses are recorded when there is objective evidence of impairment as a result of one more events that occurred after the initial recognition of the asset and that loss event has an impact on the future cash flows that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of future cash flows discounted at the financial asset’s original effective interest rate. This methodology does not apply to the calculation of the provision for impairment.

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from related parties are not considered in this calculation.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.6              Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on an ongoing basis. The recognition of the gain or loss in profit or loss depends on whether the derivative is designated as a hedging instrument.

(a)               Designated as hedge accounting

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months.

Management may designate certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. It also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion of the changes in the fair value of hedge derivatives is recognized in “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects profit or loss. The ineffective portion is recognized immediately in the statement of operations as “financial result”.

When the hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in profit or loss when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance or discontinued, the cumulative gain or loss in equity is immediately transferred to profit or loss for the year.

The cash flow hedge transactions carried out by the Company are described in Note 20.

(b)               Derivatives at fair value through profit or loss

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the statement of operations under “financial results”, regardless of the instrument contracted.

2.7              Trade accounts receivable

Trade accounts receivable are recognized at the amount billed net of the provision for impairment. The Company’s billing period is generally 30 days, therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale (Note 9).

2.8              Inventories

Inventories are stated at the lower between the average acquisition or production cost or at the estimated retail price, net of taxes. The Company determines the cost of its production using the absorption method, and uses the weighted average cost to determine the value of its inventories. Imports in transit are stated at the cost accumulated in each import (Note 10).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.9               Non-current assets held for sale

(a)               Held-for-sale assets

Non-current assets are classified as held-for-sale when (i) their book value is not impaired by the sale; and (ii) when this sale is practically certain. These assets are assessed at the lowest value between book value and fair value less selling costs.

These assets are presented in a specific item on the balance sheet. For investments in subsidiaries, their assets and liabilities, after eliminating the balances held at such companies, these are also presented in the same item on the consolidated balance sheet.

Property, plant and equipment and intangible assets are no longer depreciated and/or amortized and the ownership interest in associated companies, subsidiaries and jointly-controlled companies classified as held-for-sale are no longer evaluated using the equity method.

(b)               Discontinued operations

The Company classifies as discontinued the operations related to cash generating units or reportable operating segment that have been divested or are undergoing divestment and are classified as held-for-sale.

Profit or loss from discontinued operations is presented in a single item on the statement of operations for the fiscal year. In addition, detailed information is also reported, as follows:

(i) revenue, cost of sales, general and administrative expenses and profit or loss before income tax and social contribution;

(ii) income tax and social contribution;

(iii) gains and losses recognized upon measurement at sales value less selling expenses or upon sale of the available-for-sale assets that comprise the discontinued operation; and

(iv) income tax and social contribution related to item (iii) above.

Profit or loss from discontinued operations is recognized after eliminating the revenues and expenses arising from any commercial and financial operations carried out among the companies.

2.10          Investments in associates and other investments

Associates are all entities over which the Company has the power to participate in the financial and operating decisions without having control (significant influence). Investments in associates are initially accounted for at cost and subsequently using the equity method and they may include possible goodwill identified on acquisition, net of any accumulated impairment loss.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these investments.

Gains and losses arising from the dilution of or increase in investments in associates are recognized in the statement of operations.

Other investments are stated at acquisition cost, less provision for adjustments to market value, when applicable.

2.11          Investments in jointly-controlled subsidiaries

Jointly-controlled subsidiaries are all entities over which the Company shares, under an agreement, control with one or more parties. Investments in jointly-controlled subsidiaries are initially accounted for at cost and subsequently using the equity method.

The unrealized gains in operations between the Company and its jointly-controlled companies are eliminated proportionately to its interest in these investments.

2.12          Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated depreciation and provision for impairment, when applicable. The cost includes:

(a)      the acquisition price and the financial charges incurred in borrowings during the phase of construction (Note 17), and all other costs directly related with making the asset usable; and

(b)     the fair value of assets acquired through business combinations.

The assets intended for maintaining the Company’s activities arising from financial lease operations are recorded initially at the lower of fair value or the present value of the minimum payment of the contract, and are depreciated on a straight-line basis over the term of the contract.

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i) above.

The machinery, equipment and installations of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks.

Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Costs of materials and outsourced services that are directly attributable to these shutdowns are capitalized when (i) it is probable that future economic benefits associated with these costs will flow to the Company; and (ii) these costs can be measured reliably. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Property, plant and equipment items are depreciated on a straight-line basis. The average depreciation and depletion rates used, determined based on the useful lives of the assets, are presented in Note 3.4.

Land has an indefinite useful life, therefore, it is not depreciated.

Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

The useful life is annually reviewed by the Company. The Company does not attribute a residual value to assets due to its insignificance.

2.13          Intangible assets

The group of accounts that comprise the intangible assets is the following:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of IFRS and represent the excess of the amount paid over the amount of equity of the entities acquired. Upon adoption of IFRS, the Company applied the exemption related to business combinations prior to January 1, 2009 and did not remeasure these amounts. This goodwill has not been amortized since that date and it is tested annually for eventual impairment.

Goodwill is accounted for at cost, net of accumulated impairment losses, when applicable. Impairment losses are not reversed.

(b)               Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 15 and 20 years)

Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c)               Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 11 and 19 years).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(d)               Software

Software is recorded at cost net of accumulated amortization and provision for impairment, when applicable. Cost includes the acquisition price and/or internal development costs and all other costs directly related with making the software usable. All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

2.14          Impairment of non-financial assets

Assets that have indefinite useful lives, for example goodwill based on future profitability, are not subject to amortization and are tested annually for impairment. This goodwill is allocated to the Cash Generating Units (“CGU”) or operating segments for the purposes of impairment testing.

Assets that that have defined useful lives are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell; (ii) and its value in use. Taking into consideration the peculiarities of the Company’s assets, the value used for assessing impairment is the value in use, except when specifically indicated otherwise. The value in use is estimated based on the present value of future cash flows (Note 3.6).

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are identifiable cash flows that can be CGUs or operating segments.

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at least at the balance sheet date.

2.15          Trade payables

Trade payables are obligations arising from the acquisition of goods or services in the ordinary course of business and they are recorded at the amount billed. When applicable, they are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction. The Company calculates the adjustment to present value for operations that have material impact on its financial statements.

2.16          Borrowings

Borrowings are recognized initially at fair value and net of the transaction costs incurred in structuring the transaction, when applicable. Subsequently, borrowings are presented with the charges and interest in proportion to the period incurred.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.17          Provisions

Provisions are recognized in the balance sheet when (i) the Company has a present legal, contractual or constructive obligation as a result of past events, (ii) it is probable that an outflow of financial resources will be required to settle the obligation and (iii) the amount can be reliably estimated.

The provisions for tax, labor and other contingencies are recognized based on Management’s expectation of probable loss in the respective proceedings and supported by the opinion of the Company’s external legal advisors (Note 23).

The contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. Subsequently, and until the liability is settled, these contingent liabilities are measured at the higher of the amount recorded in the business combination and the amount that would be recognized under IAS 37.

Provisions are measured at the present value of the expenditures required to settle the obligation using a rate before tax effects that reflects current market assessments. The increase in the provision due to passage of time is recognized in “financial results”.

2.18          Current and deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items recorded in equity.

Deferred income tax and social contribution are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. On the other hand, the deferred income tax and social contribution are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss.

Deferred income tax and social contribution assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized based on projections of future results prepared and based on internal assumptions and future economic scenarios that will allow for their utilization. The amounts accounted for and projections are regularly reviewed.

Deferred income tax and social contribution assets and liabilities are presented net in the balance sheet when there is a legally enforceable right to offset them upon the calculation of current taxes. Accordingly, deferred tax assets and liabilities in different companies or countries are generally presented separately, and not on a net basis.

Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.19          Post-employment benefits

The Company sponsors a defined contribution plan and defined benefit plans.

(i)        Defined contribution plan

For the defined contribution plan, the Company pays contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the Company does not have any further obligations related to additional payments.

(ii)       Defined benefit plan

The defined benefit plans are financed by the payment of contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plans, as well as the existence of actuarial gains and losses.

The liability recognized in respect of these plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, adjusted by actuarial gains or losses and past-service costs.

The Company adopts the corridor approach to recognize actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions. Actuarial gains and losses that exceed the higher of 10% of plan assets or 10% of plan liabilities, are charged or credited to profit or loss according to the average remaining service period of the fund participants.

Past-service costs are recognized immediately in profit or loss on a straight-line basis over a period equivalent to the vesting period.

2.20          Contingent assets and liabilities and judicial deposits

The recognition, measurement and disclosure of contingent assets and liabilities and judicial deposits are performed in accordance with IAS 37 as follows:

(i)                 Contingent assets – are not recognized in the books, except when management considers, supported by the opinion of its external legal advisors, the gain to be virtually certain or when there are secured guarantees or for which a favorable final and unappealable decision has been rendered.

(ii)               Contingent liabilities – are not recognized, except when management considers, supported by the opinion of its external legal advisors, that the chances of an unfavorable outcome is probable. For unrecognized contingencias, the Company discloses the main proceedings for which an unfavorable outcome is assessd as possible in (Note 28).

(iii)             Judicial deposits – are maintained in non-current assets without the deduction of the related provisions for contingencies or legal liabilities, unless such deposit can be legally offset against liabilities and the Company intends to offset such amounts.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.21          Distribution of dividends

The distribution of dividends to shareholders of the company is recognized based on Brazilian corporate law and on the bylaws of the Company.

Upon closing the balance sheet, the amount corresponding to the minimum mandatory dividend (Note 29(b)) is registered in current liabilities under “dividends and interest on capital payable” since it is considered a legal obligation provided for in the bylaws of the Company. The portion of dividends that exceeds the minimum mandatory amount is represented in “proposed additional dividend”, in the profit reserve group under shareholders' equity. Once approved by the shareholders’ meeting, this portion is transferred to current liabilities.

2.22          Leases

Leases in which a significant portion of the risks and rewards of ownership of the assets is retained by the lessor are classified as operating leases. Payments made under these leases are charged to the statement of operations on a straight-line basis over the period of the lease.

The contracts in which the Company holds substantially all risks and rewards of ownership of the assets, are classified as finance leases and recognized under liabilities in “other payables” as a contra-entry to property, plant and equipment.

2.23          Recognition of sales revenue

Sales revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of taxes, returns and rebates.

Revenue from the sale of goods is recognized when (i) the amount of revenue can be reliably measured and the Company no longer has control over the goods sold; (ii) it is probable that future economic benefits will be received by the Company; and (iii) all legal rights and risks and rewards of ownership have been transferred to the customer. The Company does not make sales with continued management involvement.

Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment at which the legal right, as well as the risks and rewards, are substantially transferred to the customer and determined as follows:

for contracts in which the Company is responsible for freight and insurance, the legal right, as well as the risks and rewards, are transferred to the customer after the good is delivered at the contractually agreed destination;

(ii)          for contracts in which the freight and insurance are the responsibility of the customer, the risks and rewards are transferred at the moment the goods are delivered at the client’s shipping company; and

(iii)        for contracts in which the delivery of the goods involves the use of pipelines, particularly basic petrochemicals, the risks and rewards are transferred immediately after the Company’s official measures, which is the point of delivery of the goods and transfer of their ownership

The cost of freight services related to sales, transfers to storage facilities and product transfers are included in cost of sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.24          Rules, changes and interpretations of standards that will be in force in 2013

Rules, changes and interpretations of standards that will be in force in 2013 and have not been adopted early by the Company:

(a)               IAS 19 “Employee benefits” was amended in June 2011 and its main impacts of the changes follow:

(i)            elimination of the possibility of using the “corridor method” (permission for actuarial gains and losses up to the limit of 10% of the present value of the defined benefit obligation or 10% of the fair value of the plan’s assets, the greater of the two values, to be recognized as profit or loss for the remaining average working life of participants in the plan);

(ii)          recognition of actuarial gains and losses under “other comprehensive income”, as they occur. These amounts will not be carried to the profit or loss of the fiscal year, remaining under equity in Other Comprehensive Income.

(iii)        immediate recognition of the costs of past services in the profit or loss; and

(iv)        substitution of the participation cost and expected return on the plan’s assets for a net participation amount calculated by applying the discount rate to the assets (liabilities) of the net defined benefit.

This rule will not cause material impacts for Braskem, since the withdrawal of sponsorship by the Company for the two largest defined benefit plans was approved in 2012. For the remaining plans, the unrecognized balance of actuarial loss, at December 31, 2012, was R$19,218.

The rule applies to fiscal years beginning as of January 1, 2013.

(b)               IFRS 10 “Consolidated financial statements”. The new standard is based on existing principles and identifies the concept of control as the dominant factor when determining whether an entity should be included in the consolidated financial statements of the Parent Company. The standard provides additional guidance for determining control.

The Company analyzed this standard and concluded that it will not cause any impacts on its consolidated financial statements.

The rule applies to fiscal years beginning as of January 1, 2013.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               IFRS 11 – “Joint arrangements” was issdue in May 2011. The standard provides more realistic reflections of joint arrangements by focusing on the rights and obligations under the arrangement instead of on its legal form. There are two types of joint arrangements:

(i)            joint operation - when one of the parties has rights to the assets and obligations relating to the arrangement and, as a result, will record its share of the assets, liabilities, revenues and expenses; and

(ii)            joint venture – when one of the parties has rights to the net assets of the arrangement and will record the investment by the equity method.

The proportional consolidation method will no longer be permitted for joint control.

The adoption of this standard will have no impacts on the Company, since it already adopts the equity method for investments in jointly-controlled companies.

The rule applies to fiscal years beginning as of January 1, 2013.

(d)               IFRS 12 – “Disclosure of interest in other entities”. The standard deals with disclosure requirements for all forms of interest in other entities, including joint arrangements, associations, specific-purpose interest and other forms of interest that are not booked.

The Company analyzed the standard and concluded that there will be no impacts on its consolidated financial statements.

The rule applies to fiscal years beginning as of January 1, 2013.

(e)               IFRS 13 - “Fair value measurement” was issued in May 2011. The objective of the standard is to increase consistency and reduce the complexity of fair value measurement, providing a more precise definition and a single source of fair value measurement and its disclosure requirements under IFRS. The requirements do not expand the use of fair value booking, but rather provide instructions on how to apply it when already required or allowed under other IFRS standards.

The Company analyzed the standard and its impact will be to expand the respective Notes on the matter in the financial statements.

The rule applies to fiscal years beginning as of January 1, 2013.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

2.25          Rules, changes and interpretations of standards that are not yet in force

Rules, changes and interpretations of standards that currently are not in force and have not been adopted early by the Company and its subsidiaries:

IFRS 9 – “Financial Instruments” outlines the requirements for the classification, measurement and recognition of financial assets and liabilities IFRS 9 was issued in November 2009 and October 2012 and substitutes the paragraphs in IAS 39 related to the classification and measurement of financial instruments. IFRS 9 required classification of financial assets into two categories: measured at fair value and measured at amortized cost.  Classification is determined when the financial asset is initially recognized. Classification depends on the business model of the entity and the characteristics of the cash flow arrangements of the financial instruments. For financial liabilities, the standard maintains most of the requirements under IAS 39. The main change is when the fair value option is adopted for financial liabilities, in which case the portion of change in fair value that is attributable to changes in the credit risk of the entity is registered in other comprehensive income and not in the statement of operations, except for cases in which this results in accounting mismatches. The standard will be applicable as of January 1, 2015.

IAS 32 – “Financial Instruments: Presentation” provides further clarification in addition to the application guidance in IAS 32 on the requirement to offset financial assets and liabilities in the balance sheet The standard will be applicable as of January 1, 2014.

IAS 1 – “Presentation of Financial Statements” – the main change was the requirement that entities group the items presented under other comprehensive income based on whether or not they are potentially reclassifiable to the subsequent profit or loss (reclassification adjustments) This change, however, does not establish which items should be presented under other comprehensive income. The standard will be applicable as of July 1, 2013.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

3                    Application of critical accounting practices and judgments

Critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in estimates are presented below:

3.1              Deferred income tax and social contribution

The Company keeps a permanent record of deferred income tax and social contribution on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This information is in the Business Plan, which is approved by the Board of Directors at the end of the second half of every year. This plan is prepared by the Executive Board and its main variables, such as the price of the products manufactured by the Company, price of naphtha, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products are obtained from specialized external consultants.  The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, the corresponding portion of the asset that cannot be recovered is written-off.

3.2              Pension plans – defined benefit

The Company recognizes the obligation of the employee defined benefit plans and related costs, by adopting the following practices:

(i)            the plan cost is determined by actuaries using the projected unit credit method and the best estimates of the plan’s manager and the Company of the expected performance of the plan’s investments, salary growth, retirement age of employees and discount rates; and

(ii)          the plan assets are stated at fair value.

The discount rate used to determine the present value of future benefit obligations is a combination of the estimate for the market interest rate and annual inflation.

Additionally, actuaries, supported by the plan’s manager, also use subjective factors such as rescission, turnover and mortality rates to estimate these factors. The actuarial assumptions used in the Company’s plans can be materially different from the actual results due to changes in economic and market conditions, regulatory events, court decisions, higher or lower rescission rates or longer or shorter longevity of participants (Note 25).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

3.3              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The fair values recognized in its financial statements may not necessarily represent the amount of cash that the Company would receive or pay upon the settlement of the transactions.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

3.4              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2012, this analysis concluded that the useful lives applied in 2011 and 2012 should be maintained in 2013.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	Percentage (%)
	2012	2011
Buildings and improvements	3.59	3.46
Machinery, equipment and installations	7.25	6.91
Mines and wells	9.01	9.01
Furniture and fixtures	10.75	10.86
IT equipment	20.50	20.80
Lab equipment	9.90	10.18
Security equipment	9.99	9.96
Vehicles	18.71	20.00
Other	19.54	22.59

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

3.5              Business combination

In accordance with IFRS 3, the Company must allocate the cost of the assets acquired, and the contingencies and liabilities assumed based on their estimated fair values on the acquisition date.

The Management of the Company exercises a significant amount of judgment when measuring tangible assets, identifying and measuring intangible assets, identifying and measuring risks and contingencies, measuring other assets acquired and liabilities assumed and determining remaining useful lives. The use of assumptions in risk measurements and assessments may result in estimated amounts that differ from the assets acquired and liabilities assumed. The Company contracts specialized companies to support it in these activities.

If the future results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be material.

3.6              Impairment test for tangible and intangible assets

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis takes into consideration, among others, the following variables that are relevant to the Business Plan mentioned in (Note 3.1): (i) evolution of Industrial Gross Domestic Product; (ii) price of naphtha; (iii) evolution of Brazil’s Gross Domestic Product; (iv) inflation; and (v) foreign exchange rates. The Company uses scenarios projected by specialized consultants to estimate these variables.

When some indication that the amount of these assets will not be recovered is identified, the Company compares the book value of suchassets with the respective value in use. For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

Basic petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the Green PE plant located in Brazil;

Vinyls operating segment:

•           CGU Vinyls: represented by assets of PVC plants and chloride soda located in Brazil;

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

International businesses operating segment:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Germany: represented by assets of PP plants located in Germany;

Chemical Distribution operating segment:

•           This segment was represented by assets of the subsidiaries Quantiq and IQAG and was discontinued after the decision was made to sell these companies (Note 6).

(b)               Goodwill based on future profitability and intangible assets with indefinite useful lives

Whether there are indications that the amount of an asset may not be recovered or not, the balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year at the balance sheet date.

For the purposes of testing impairment, the Company allocated the goodwill existing at the CGU UNIB South and in the Polyolefins and Vinyls operating segments. The Company’s management allocated the goodwill to the Polyolefins segment based on the way this goodwill is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were supplied by the Braskem S.A., which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill and assets for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

3.7              Provisions and contingent liabilities

The contingent liabilities and provisions that exist at the Company are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

Braskem’s Management, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, that is, the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

(ii)     tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 28). In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss (Note 23).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision nor does it disclose them in a note to the financial statements regardless of the amount involved.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts, such as refinancing programs (REFIS) implemented in Brazil at the Federal level, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

4                    Risk management

Braskem is exposed to (i) market risks arising from variations in commodity prices, foreign exchange rates and interest rates; (ii) the credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable; and (iii) liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with the financial policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

4.1              Market risk

Braskem prepares a sensitivity analysis for each type of market risk to which it is exposed, which is presented in Note 20.4.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities and, in general, seeks to transfer the variations caused by fluctuations in market prices. In addition, the Company entered into derivative operations to hedge against the exposure to risks arising from isolated transactions involving the commodities naphtha and ethanol (Note 20.2.1). Also, an immaterial part of sales may be performed based on fixed-price contracts or contracts with a maximum and/or minimum fluctuation range. These contracts can be commercial agreements or derivative contracts associated with future sales.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the Brazilian real and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2012, Braskem prepared a sensitivity analysis for its exposure to U.S. dollar risk, as informed in Note 20.4(c).

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”), in fixed rates in Brazilian real and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In the year, Braskem held swap contracts designated as hedge accounting (Note 20.2.1) in which it: (i) receives the pre-contractual rate and pays the CDI overnight rate; and (ii) receives Libor and pays a fixed rate.

On December 31, 2012, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 20.4(d) (e) and(f).

4.2              Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2012, Braskem held netting contracts with Banco Citibank S.A. HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A. Banco Safra S.A. Banco Santander S.A. (Brasil) Banco Votorantim S.A. Banco West LB do Brasil S.A. Banco Caixa Geral – Brasil S.A. and Banco Bradesco S.A.  Approximately 55% of the amounts held in cash and cash equivalents (Note 7) and financial investments (Note 8) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 19). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2012, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$256,884 (R$253,607 in 2011) (Note 9).

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with short-term obligations, determined based on the operating disbursements projected for the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are  calculated based on the projected operating cash generation, less short-term debts, working capital needs and other items.

Some of Braskem’s borrowing agreements had financial covenants that linked net debt and the payment of interest to its consolidated EBITDA (earnings before interest, tax, depreciation and amortization) (Note 19 (h)), which were monitored on a quarterly basis by the Company’s Management. These agreements were settled in the third quarter of 2012 and the Company no longer holds commitments of this nature.

Additionally, Braskem has three revolving credit lines, that may be used without restrictions in the amounts of: (i) US$350 million, for a period of four years as from November 2012; and (ii) US$250 million, for a period of five years as from August 2011; and (iii) R$450 million, for a period of three years as from December 2012. These credit facilities enable Braskem to reduce the amount of cash it holds. On December 31, 2012, Braskem had not drawn any credit from these lines.

The table below shows Braskem’s financial liabilities by maturity, corresponding to the period remaining between the balance sheet date and the contractual maturity date. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

		Until	Between one and	Between two and	More than	Fair value
	Note	one year (i)	two years (i)	five years (i)	five years (i)	total
Current
Trade payables		8,897,597				8,897,597
Borrowings		1,912,252				1,912,252
Derivatives	20.2.1	293,378				293,378
Other payables	(ii)	260,649				260,649

Non-current
Borrowings			1,947,669	4,111,398	19,656,704	25,715,771
Other payables	(iii)		155,966	166,381		322,347
At December 31, 2012		11,363,876	2,103,635	4,277,779	19,656,704	37,401,994

(i)         The maturity terms presented are based on the contracts signed.
(ii)       Refers to amounts payable to non-controlling shareholders of Braskem Idesa (Note 27(a)(i)).
(iii)      Refers to amounts payable to BNDES Participações S.A., as part of the business combination with Quattor (Note 27(b)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

4.4              Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is also the case of liquidity, capital is not managed at the Parent Company level, but rather at the consolidated level.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

5                    Business combination

5.1              Quattor Participações S.A. (current Braskem Qpar)

On January 22, 2010 the shareholders of the Braskem S.A; (Odebrecht, OSP, Petrobras e Petroquisa), together with Unipar, entered into an Investment Agreement to establish the terms for the acquisition by the Company and of the investments held by Unipar in the petrochemical industry, allowing for the consolidation of Petrobras’ petrochemical investments in Braskem.

On April 27, 2010, the Company purchased 143,192,231 of Quattor shares representing 60% of its total capital and paid the amount of R$ 659,454 to Unipar. On April 30, 2010, the Company acquired the control of Quattor and, at the Ordinary General Shareholders’ Meeting, it appointed the members of Quattor’s Board of Directors and this date is the date of acquisition for the purposes of accounting for this business combination.

Under the Investment Agreement of January 22, 2010, when the Company acquired 60% of Quattor’s voting capital, it undertook to acquire the following interests:

(i)            40% of the voting capital of Quattor held by Petrobras through the exchange of 18,000,087 shares issued by the Company;

(ii)          33.3% of the voting capital of Polibutenos S.A. held by Unipar for a cash consideration of R$ 22,326;

(iii)        0.68% of non-controlling interests in Quattor Química; these non-controlling shareholders have a tag along right to sell their shares for up to 80% of the price paid to the controlling shareholder);

(iv)        25% of the voting capital of Riopol held by BNDESPAR. ¹

¹ As part of the acquisition of Quattor, the Company assumed the obligation under a put option entered into by Unipar and BNDESPAR (Note 1(b.1)). Under this put option and a similar put option entered into by Petrobras, Unipar and Petrobras, former owners of a 75% interest in Riopol, agreed to repurchase a 25% (being 15% by Unipar and 10% by Petrobras) non-controlling interest of Riopol from BNDESPAR at the end of a five-year period (that commenced on January 15, 2008), or at an earlier time during that period in the event that BNDESPAR decided to exercise the option earlier. Under the terms of the option, the purchase price of these shares would be equal to the total amount originally invested by BNDESPAR, corrected by a contractually agreed interest rate.

At the acquisition date, the fair value of the option entered by Unipar was R$ 205,121, based on the amount originally invested corrected by the contractual interest rate. On August 9, 2010, BNDESPAR exercised the put option and Braskem acquired 190,784,674 common shares and 30 preferred shares of Riopol for R$ 209,951. The change in the fair value of this put option totaled of R$ 4,830 and was recorded as an expense.

Although the Company did not obtain the legal right over the aforementioned shares of the companies on the acquisition date, all the events described above were accounted for on April 30, 2010, since the Investment Agreement set forth the Company’s obligation to acquire all of the remaining shares. Subsequently, all interests were acquired under the Investment Agreement.

                        The table below summarizes the consideration paid to the shareholders’ of the Quattor Group and the amounts of the assets acquired and liabilities assumed recognized on the date of acquisition, as well as the fair value on the date of the acquisition of the non-controlling interests in Quattor.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Consideration paid
Cash	704,298
Shares issued (the amount of R$250,049 also includes Braskem shares issued for the
purrchase of other interests in this business combination)	250,049
BNDESPAR put option assumed by the Company and other obligations	218,739
Total consideration transferred (A)	1,173,086

Fair value of identifiable assets and assumed liabilities
Current assets
Inventory	823,012
Other current assets	1,383,104
Non-current assets
Property, plant & equipment	7,531,158
Intangible	560,430
Other non-current assets	990,850

Current liabilities	2,903,113
Non-current liabilities
Other provisions	220,619
Deffered income tax and social contribution	623,173
Other non-current liabilities	5,527,104
Total identifiable assets and assumed liabilities (B)	2,014,545

Business combination result (A) – (B)	841,459

The gain (bargain purchase) of R$ 841,459 is recorded in a specific account in the income statement for 2010 called “gain (loss) from business combinations”. This bargain purchase was attributable to the terms of negotiation with the shareholders of Quattor.

The fair value of the Company’s shares issued in these transactions was determined based on the BM&FBovespa closing price on April, 30, 2010 and totaled R$ 197,101.

The fair value of the assets acquired and liabilities assumed was estimated by an independent appraiser and the main results are described below:

(i)                The fair value of inventories was determined taking into consideration the sales price, net of taxes, on the date of the evaluation of the assets using the market approach method. The difference between the market value and the carrying amount of inventories was R$ 68,009.

(ii)              The method used to evaluate property, plant and equipment was the cost replacement approach method. Management, together with its external appraisers, understands that the use of the market approach method using the unit values of each asset that composes the plant would not reflect the economic value of the plant, since they would not consider the costs of the installed technology, costs of supporting installations and the active connection with production and distribution (going concern). In the evaluation process, the following information was used: (i) cost of installation of similar plants; (ii) most recent quotes for the expansion and replacement of similar assets; and (iii) cash price for the replacement of the asset, taking into consideration the working conditions on the date of inspection, among other. The adjustment booked over the historical Quattor property, plant and equipment book value of R$ 6,039,067 was in the amount of R$ 1,492,091. Therefore, after the adjustments, the fair value of property, plant and equipment registered in the acquisition was in the amount of R$ 7,531,158.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(iii)            As a result of the evaluation, net gains on future cash flows were identified for the commercial contracts with customers and suppliers that were brought to present value at a discount rate of 14.1% a year. Additionally, the costs of registration and product placement were considered and, in technology, the expenses incurred with personnel and the administrative expenses for the research conducted together with the Federal University of Rio de Janeiro were also considered. The identifiable intangible assets related to brands, technology, contracts with customers and suppliers totaled R$ 393,878.

(iv)            Many tax contingencies were recognized and the chances of an unfavorable outcome for these contingencies are possible based on the evaluation of the value of the matter in dispute and probability of loss estimated by external legal advisors. The provisions recognized refer to lawsuits related to the State Value-Added Tax (ICMS), Social Integration Program (PIS), Social Contribution on Revenues (COFINS), Income Tax (IR) and Social Contribution on Income (CSL) totaling R$ 210,695.

(v)              The fair value of loans and financing was determined using the income approach method however, the fair value effects were not recognized since these loans included clauses that provided for the advanced settlement were settled in 2010 and the effects were annulled in profit or loss for that year.

                        The 2010 net sales revenue included in the consolidated income statement since April 30, 2010 includes R$ 4,412,244 in net revenues from Quattor. Quattor also contributed with profit of R$ 58.461 in the same period.

The acquisition of Quattor was subject to the final approval of CADE. Brazilian Corporate Law allows for the completion of this transaction before the final approval by the Brazilian antitrust authorities, unless CADE issues a writ of prevention against the transaction. This transaction was submitted for CADE’s analysis on February 5, 2010. On February 23, 2011, the transaction was approved with no significant restrictions.

5.2              Sunoco Chemicals

On April 1, 2010, Braskem acquired 100% of Sunoco Chemicals’ shares for R$ 620,838 (US$ 351 million). The name of this subsidiary was changed to Braskem PP Americas Inc. (currently named Braskem America). Headquartered in Philadelphia, Braskem America has three polypropylene plants located in the states of Texas, Pennsylvania and West Virginia that had an aggregate annual installed capacity of 950,000 metric tons (unaudited), representing approximately 13% of the total installed polypropylene production capacity in the United States. Additionally, Braskem America also has a technology center in Pittsburgh, Pennsylvania.

The date of acquisition of control over the operating and financial policies of PP Americas is April 1, 2010, date from which the Company started to appoint all the members of this subsidiary’s Board.

The following table summarizes the consideration paid to the former shareholders of Sunoco Chemicals and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Consideration transferred
Cash	620,838
Total consideration transferred (A)	620,838

Fair value of the identifiable assets andliabilities assumed
Current assets
Inventory	177,070
Non-current assets
Property, plant & equipment	628,698
Intangible	285,464
Othe non-current assets	11,262

Current liabilities	6,597
Non-current liabilities
Deferred income tax and social contribution	330,421
Other non-currente liabilities	18,549
Total identifiable assets andliabilities assumed (B)	746,927

Business combination result (A) – (B)	126,089

The gain (bargain purchase) of R$ 126,089 is recorded in a specific account in the income statement for 2010 called “results from business combinations”.

                        The fair value of the assets acquired and liabilities assumed was estimated by an independent appraiser and the main results are described below:

(i)       The fair value of inventories was determined taking into consideration the sales price, net of taxes, on the date of the evaluation of the assets by the experts using the market approach method.

(ii)     The method used to evaluate property, plant and equipment was the cost approach method. Management, together with its external appraisers, understands that the use of the market approach method using the unit values of each asset that composes the plant would not reflect the economic value of the plant, since they would not consider the costs of the installed technology, costs of supporting installations and the active connection with production and distribution (going concern). In the evaluation process, the following information was used: (i) cost of installation of similar plants; (ii) most recent quotes for the expansion and replacement of similar assets; and (iii) cash price for the replacement of the asset, taking into consideration the working conditions on the date of inspection, among other.

(iii)   As a result of the evaluation, net gains on future cash flow were identified for the commercial contracts that were brought to present value at a discount rate of 15% a year. The identifiable intangible assets relate to technology and contracts with suppliers.

                        The net revenue included in the consolidated income statement since April 1, 2010 includes R$ 1,891,487 in net revenues from PP Americas’ operations. PP Americas also contributed with a profit of R$ 172,735 in the same period.

This transaction was approved by CADE on November 3, 2010 and by the U.S. antitrust agency on March 22, 2010.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

5.3              Unipar Comercial

On May 10, 2010, the Company acquired 100% of the voting capital of Unipar Comercial. On the same date, the Company acquired the control over its management and, therefore, this date was considered for accounting for the business combination. The total cash consideration paid for the acquisition was R$ 27,104 and the fair value of the assets acquired and liabilities assumed was R$ 35,138. The adjustment that was booked over the historical book value, in the amount of R$ 8,342, arose from the evaluation of property, plant and equipment, and on this amount, deferred income tax and social contribution liabilities, amounting to R$ 4,139, was also recognized. A bargain purchase gain of R$ 7,735 was recognized in the income statement for 2010 within “results from business combinations”. CADE approved this transaction on February 23, 2011.

5.4              PP assets abroad – Dow Chemical

On September 30, 2011, Braskem, through its subsidiaries Braskem America and Braskem Alemanha, acquired the PP business of Dow Chemical for R$608 million (US$323 million). On the same date, the amount of R$312 (US$166 million) was paid, which corresponds to the portion of accounts payables that were assumed in the transaction.

The agreement also provided for adjustments to the amount paid based on the variation in trade accounts receivable and inventory, for which the final amount was a receivable of R$24 million (US$12 million) by the acquirers.

The negotiation included four industrial units, of which two are in the United States and two in Germany, with combined annual production capacity of 1,050 thousand tons (unaudited) of PP.

The negotiation involved the acquisition mainly of industrial plants, trade accounts receivable, inventory and assumed liabilities related to the business operation. In the United States, the acquired plants are located in the state of Texas and have annual capacity of 505 thousand tons (unaudited). In Germany, the acquired plants are located in Wesseling and Schkopau and have annual production capacity of 545 thousand tons (unaudited).

The amount paid included trade accounts receivable and inventory located in Mexico through the subsidiary Braskem México, in the amount of R$13 million (US$8 million), net of the accounts payable assumed. Since it represented an isolated asset acquisition closed in the short term with the sale of inventory and the financial settlement of accounts receivable and payable, this part of the operation was not considered a business combination.

The effective settlement of the operation by the parties occurred on September 30, with financial settlement on October 3, 2011. Until the effective payment to Dow Chemical, the acquirers did not make any relevant decisions regarding the operations of the plants, which began to occur only after October 3. The rights and obligations generated as of October 1, 2011 are the responsibility of the acquirers, such as the inventory produced and the new obligations assumed.

The reasons mentioned above led to the conclusion that the acquisition of control occurred on October 3, 2011, the date of the registration of the business combination and as of when the acquired assets and liabilities were consolidated into Braskem’s financial statements.

This acquisition was approved by Brazil’s antitrust authority CADE on February 8, 2012, by the corresponding U.S. regulatory body on September 9, 2011, and by the European antitrust authorities on September 28, 2011.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

The allocation of the amounts of the assets acquired and liabilities assumed in the financial statements for the year ended December 31, 2011 was made on a preliminary basis by the acquirers. The Company contracted independent experts to measure the fair value of this acquisition, which was concluded in the second quarter of 2012. As a result of this assessment, and as required by IFRS 3, the Company recognized, retrospectively, among other amounts, the following main amounts in the 2011 financial statements:

(i)       addition of property, plant and equipment, in the amount of R$36,526;

(ii)     effect on deferred income tax loss, in the amount of R$15,021.

The Company also recognized a credit, in the amount of R$8,540, related to an adjustment in the amount paid, as provided for by the initial agreement.

Therefore, the Company recognized a gain (bargain purchase) of R$30,045 (US$16 million) in the specific line on the statement of operations for fiscal year 2011 referred to as “results from business combinations”. The Company also recognized depreciation on the fair value adjustment in the amount of R$1,992, and its deferred income tax effect in the amount of R$639.

The following table summarizes the consideration paid to Dow Chemical and the fair values of the assets acquired and liabilities assumed, which were recognized retrospectively in the financial statements of December 31, 2011:

	United States	Germany	Total business combination	Mexico	Total
Consideration transferred
Cash	285,135	285,551	570,686	13,214	583,900
Total consideration transferred (A)	285,135	285,551	570,686	13,214	583,900

Fair value of the identifiable assets and liabilities assumed
Current assets
Trade accounts receivable	143,932	133,438	277,370	18,948	296,318
Inventories	161,617	126,385	288,002	12,661	300,663
Non-current assets
Property, plant and equipment	137,186	222,483	359,669		359,669

Current liabilities
Trade accounts payables	(140,558)	(153,310)	(293,868)	(18,395)	(312,263)
Other payable accounts	(845)	(141)	(985)		(985)
Non-current liabilities
Deferred income tax	(6,374)	(8,647)	(15,021)		(15,021)
Pension plans		(14,436)	(14,436)		(14,436)

Total identifiable assets acquired and
liabilities assumed (B)	294,959	305,773	600,731	13,214	613,945

Result of business combination (A) - (B)	9,824	20,222	30,045		30,045

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

A specialized independent company estimated the fair value of assets acquired and liabilities assumed, based on the following assumptions:

(i)           the fair value of trade accounts receivable was calculated based on the collectability of the receivables acquired;

(ii)         the fair value of inventory was calculated considering the net realizable value of inventories;

(iii)       the method used to calculate the value of property, plant and equipment was the “replacement cost approach”, reduced by economic and functional obsolescence. The Management, together with its external valuation experts, believed that because it uses the unit value of each asset comprising the plant, the “market approach” would not reflect the actual economic value, since it would not consider the costs with the technologies installed, installation-support and the active connection with the production and distribution system. During the valuation process, the following information was considered: (a) the installation cost of  similar plants; (b) the most recent quotes for the expansion and replacement of similar  assets; (c) the cash price for replacing the asset, considering the use conditions on the inspection date; and (d) the projected cash flows of the business.

(iv)       the fair value of trade payables was determined based on the amount paid to settle these obligations; and

(v)         the fair value of private pension plans was determined based on the net present value of actuarial liabilities.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

6                    Held-for-sale assets and discontinued operations

In the last quarter of 2012, the Management of the Company divested its interests in the capital of Cetrel and Braskem Distribuidora and commenced negotiations for the divestment of Quantiq.

The accounting practices used to recognize and measure these transactions are described in Note 2.9.

•           Cetrel

Braskem held 54.2% of the total and voting capital of Cetrel, whose activities include effluent treatment, industrial waste management, air and water monitoring, laboratory services and environmental consulting services.

This investment was sold, on December 28, 2012, to Odebrecht Ambiental (Note 11(b)). The sale price defined by the parties was confirmed by a specialized company contracted for this purpose, which issued a favorable fairness opinion regarding the price. The final amount may still be altered due to adjustments defined between the parties and provided for in contract.

The operating profit or loss of Cetrel was represented under segment information as “Other segments” (Note 36).

Braskem recognized a gain from the sale, as detailed below:

	Note	Amount

Sale amount (i)	15(a)	208,100
Cost amount of the investment sold in the divestment date	16(b)	(163,905)
Write-off net gain recognized in other comprehensive income	29(i)	4,632
Gain on sale		48,827

(i)   Amount to be received in full in June 2013.

Cetrel’s profit and losses in 2011 and 2012 and the gain from itsdivestment, are presented under “discontinued operations results” in the statement of operations, and further detailed in item(c) of this Note.

•           Braskem Distribuidora

Braskem held 100% of the capital of Braskem Distribuidora, whose business activities include the production of demineralized, clear drinking water and managing the fire water reservoir.

This investment was sold on December 28, 2012 to Odebrecht Ambiental. The sale price defined by the parties was confirmed by a specialized company, which issued a favorable fairness opinion regarding the price. The final amount may still be altered due to adjustments defined between the parties and provided for in contract.

The operating profit or loss of Braskem Distribuidora was presented under segment information as “other segments” (Note 36).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

Braskem recognized a gain from the sale, as detailed below:

	Note	Amount

Sale amount (i)	15(a)	444,000
Cost amount of the investment sold in the divestment date	16(b)	(84,108)
Gain on sale		359,892

(i)   Amount to be received in full by December 31, 2013.

Braskem Distribuidora’s profit and losses in 2011 and 2012, and the gain from the divestment are presented under “discontinued operations results” in the statement of operations, and further detailed in item (c) of this Note.

•           Quantiq and IQAG

Quantiq is engaged in the distribution, marketing and manufacture of petroleum-based solvents and of petrochemical manufacturers, in the distribution and marketing of process oils, other petroleum-based inputs, intermediate chemicals, special chemicals and pharmacons, IQAG is engaged in providing storage services.

These investments are in the advanced stages of the sale process and the Management of the Company estimates that the negotiations will be concluded in the first half of 2013.

The transaction was submitted to CADE, which issued a favorable, unqualified opinion on December 7, 2012.

The operating profits or losses of Quantiq and IQAG were presented in the segment information as operating segment “Chemical distribution” (Note 36). The operating profits or losses of this segment were R$52,713 in 2012 and R$56,777 in 2011.

The profit or losses of Quantiq and IQAG in 2011 and 2012 are presented under “discontinued operations results” in the statement of operations, and further detailed in item (c) of this Note.

The assets and liabilitiesof these companiesin 2012 are presented under “non-current assets held-for-sale” and “non-current liabilities held-fo-sale”, respectively.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               Assets and liabilities items classified as held-for-sale

Consolidated balance sheet information for Quantiq and IQAG.

2012

Assets
Cash and cash equivalents	9,985
Trade accounts receivable	17,897
Inventories	106,386
Property, plant and equipment	56,727
Intangible assets	13,246
Other	73,587

Total assets	277,828

Liabilities
Trade payables	101,893
Borrowings	1,095
Payroll and related charges	5,232
Other	1,550

Total liabilities	109,770

(b)               Gains or losses from discontinued operations

Consolidated statement of operations for Cetrel, Braskem Distribuidora, Quantiq and IQAG.

	Note	2012	2011	2010

Net sales revenue		646,763	679,085	469,159
Cost of products sold		(499,110)	(500,574)	(382,870)
Gross profit		147,653	178,511	86,289

Selling, General and administrative expenses		(85,244)	(115,058)	(66,545)
Other operating income, net		2,017	25,665	572

Operating profit		64,426	89,118	20,316

Financial results		(21,883)	(18,207)	(455)
Gain on sale of equity investments		408,719

Profit before income tax and social contribution		451,262	70,911	19,861

Current income tax and social contribution		(10,265)	(14,948)	(4,052)
Deferred income tax and social contribution	22.2 (a)	(138,964)

Discountinued operations results		302,033	55,963	15,809

Earnings per share attributable to the shareholders of the Company of continued operations at the end of the year (R$)
Basic earnings per share - common		0.2064
Basic earnings per share - preferred		0.6049	0.1613	0.0463
Diluted earnings per share - common		0.2067
Diluted earnings per share - preferred		0.6051	0.1614	0.0463

This information is presented after eliminating the operations between companies in the group.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Cash flow information from discontinued operations

Consolidated cash flow information for Cetrel, Braskem Distribuidora, Quantq and IQAG.

	2012	2011	2010

Profit before income tax and social contribution	42,543	70,911	19,861

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	18,136	17,509	1,695
Interest and monetary and exchange variations, net	3,035	(4,091)	202
Other adjustments	1,276	(443)	3,463

	64,990	83,886	25,221

Changes in operating working capital	(26,869)	(22,217)	(20,310)

Net cash generated by operating activities	38,121	61,669	4,911

Acquisitions to property, plant and equipment	(34,590)	(31,668)	(5,267)
Acquisitions of intangible assets	(745)	(6,198)
Held-for-trading and available for sale financial investments		816

Net cash used in investing activities	(35,335)	(37,050)	(5,267)

Short-term and long-term debt
Obtained borrowings		55,560	644
Payment of borrowings	(20,277)	(7,602)	(1,101)

Non-controlling interests in subsidiaries	9,930

Net cash provided by (used in) financing activities	(10,347)	47,958	(457)

Increase (decrease) in cash and cash equivalents	(7,561)	72,577	(813)

Represented by
Cash and cash equivalents at the beginning of the year	148,909	76,332	3,340
Cash and cash equivalents at the end of the year	141,348	148,909	2,527

Increase (decrease) in cash and cash equivalents	(7,561)	72,577	(813)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

7                    Cash and cash equivalents

	2012	2011

Cash and banks	398,142	349,916
Cash equivalents:
Domestic market	1,293,164	1,899,825
Foreign market	1,596,316	737,078
Total	3,287,622	2,986,819

Investments in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. Investments abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

8                    Financial investments

	2012	2011
Held-for-trading
Investments in FIM Sol	50,803	36,410
Investments in foreign currency	5,256	10,716
Shares	3,023	3,023
Loans and receivables
Investments in FIM Sol	77,469	116,007
Investments in local currency	513
Held-to-maturity
Quotas of investment funds in credit rights	52,559	34,720
Restricted deposits	1,281	4,173
Time deposit investment	15,731
Investments in foreign currency	307,639
Compensation of investments in foreign currency (i)	(307,639)
Total	206,635	205,049

In current assets	172,146	170,297
In non-current assets	34,489	34,752
Total	206,635	205,049

(i)       On December 31, 2012, Braskem Holanda had financial investments held to maturity that are irrevocably offset, by an export prepayment agreement of Braskem S.A., in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 19(b)). This offset was carried out in accordance with IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

9                    Trade accounts receivable

	2012	2011
Consumers
Domestic market	1,038,673	866,168
Foreign market	1,582,433	1,282,251
Allowance for doubtful accounts	(256,884)	(253,607)
Total	2,364,222	1,894,812

In current assets	2,326,480	1,843,756
In non-current assets	37,742	51,056
Total	2,364,222	1,894,812

The breakdown of trade accounts receivable by maturity is as follows:

	2012	2011

Accounts receivables not past due	2,051,353	1,708,877
Past due securities:
Up to 90 days	350,476	223,649
91 to 180 days	5,814	6,754
As of 180 days	213,463	209,139
	2,621,106	2,148,419
Allowance for doubtful accounts	(256,884)	(253,607)
Total customers portfolio	2,364,222	1,894,812

The changes in the balance of the allowance for doubtful accounts are presented below:<
	2012	2011	2010

Balance of provision at the beginning of the year	(253,607)	(269,159)	(220,264)
(Provision) reverse in the year	(53,255)	4,612	(66,896)
Write-offs	27,374	18,671	18,131
Addition by acquisition of companies		(7,731)	(130)
Write-off by investment sale	818
Transfered to "non-current assets held for sale"	21,786
Balance of provision at the end of the year	(256,884)	(253,607)	(269,159)

10                Inventories

	2012	2011

Finished goods	2,622,736	2,444,547
Raw materials, production inputs and packaging	1,175,451	866,206
Maintenance materials	211,517	183,779
Advances to suppliers	61,385	58,200
Imports in transit and other	30,966	70,790
Total	4,102,055	3,623,522

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of the main raw material of the Company, the petrochemical naphtha.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

11                    Related parties

The Company carries out transactions with related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s management.

(a)               Balances and transactions

	Balances at December 31, 2012
	Assets									Liabilities
						Current	Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled subsidiary
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis Brasil S.A. ("Borealis")	1,017	187				1,204
Sansuy Administração, Participação, Representação e Serviços Ltda ("Sansuy")	15,640					15,640
	16,657	187				16,844

Related companies
Construtora Norberto Odebrecht ("CNO")										1,388
Odebrecht Ambiental				652,100	(ii)	652,100
Petrobras	95,462		13,725			109,187	62,822	64,805	127,627	1,505,754
	95,462		13,725	652,100		761,287	62,822	64,805	127,627	1,507,142

Total	112,119	187	13,725	654,745		780,776	62,822	64,805	127,627	1,507,142

(i)    Amounts in “dividends and interest on capital.
(ii)   Amounts in “other accouints receivable.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	Income statement transactions from January to December 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled subsidiaries
Propilsur			43
RPR	24,434	42,925	743
	24,434	42,925	786

Associated companies
Borealis	143,477
Sansuy	27,871	11,050
	171,348	11,050

Related parties
CNO		184,010
OCS - Corretora de Seguros ("OCS")		4,645
OSP		87,538
Petrobras	1,227,344	16,783,645	4,304
Refinaria Alberto Pasqualini ("Refap")	3,150	232,988
	1,230,494	17,292,826	4,304

Post-employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				24,898
				24,898

Total	1,426,276	17,346,801	5,090	24,898

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	Balances at December 31, 2011
				Assets		Liabilities
			Current	Non-current	Current	Non-current
	Trade accounts receivable	Related parties	Total	Related parties	Trade payables	Payable accounts to related parties
		Other receivable		Loan agreements		Advance for future capital increase

Jointly-controlled subsidiaries
Propilsur		2,598	2,598			24,855
Polimerica		1,748	1,748			19,978
		4,346	4,346			44,833

Associated company
Borealis	2,936	187	3,123
	2,936	187	3,123

Related parties
CNO					4,128
Petrobras	6,887	81,955	88,842	58,169	1,777,503
Other	19,954	103	20,057		10,003
	26,841	82,058	108,899	58,169	1,791,634

Total	29,777	86,591	116,368	58,169	1,791,634	44,833

	Income statement transactions from January to December 31, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled subsidiary
RPR	15,624	5,362	(56)
	15,624	5,362	(56)

Associated companies
Borealis	167,408		1,500
Sansuy	23,663	658
	191,071	658	1,500

Related companies
CNO		190,484
Odebrecht Ingeniería y Construcción de México, S. de R.L. de C.V ("CNO México")		16,461
OCS		2,348
OSP		205,824
Petrobras	1,457,484	14,321,986	4,427
Global Trading B.V. ("Global Trading")	7,446
Refap	11,699
	1,476,629	14,737,103	4,427

Post-employment benefit plan
Odeprev				13,873
				13,873

Total	1,683,324	14,743,123	5,871	13,873

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	Income statement transactions from January to December 31, 2010
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	228,616	37,743	(2,003)
	228,616	37,743	(2,003)
Associated companies
Borealis	118,967	5
Cetrel	181	12,881
	119,148	12,886
Related companies
CNO		82,580
OCS		1,966
Odebrecht Plantas Industriais ("OPIP")		135,731
Petrobras	416,081	8,227,866	656
Petrobras International Finance ("PIFCo")	70,087	81,091
Refap	235,684	1,235,782
Other			(33)
	721,852	9,765,016	623

Post-employment benefit plan
Brasilprev				4,102
Fundação Petrobras de Seguridade Social ("Petros")				3,640
Odeprev				11,413
Triunfo Vida				126
				19,281

Total	1,069,616	9,815,645	(1,380)	19,281

(b)               Information of related parties

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the supply of raw materials that exceeds R$ 5,000 per operation or R$ 15,000 altogether per year. This provision encompasses contracts between the Company and its subsidiaries and any of its common shareholders, directors of the Company, its parent company or subsidiary or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

Pursuant to Brazilian Corporate Law (“Corporate Law”), officers and directors are prohibited from: (i) performing any acts of freedom with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization granted by the proper body.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

The related parties have the following relationship with the Company:

•           Cetrel: indirect subsidiary of Odebrecht

•           CNO: indirect investor of Braskem

•           CNO México: indirect and wholly owned subsidiary of Odebrecht

•           Odebrecht Ambiental: indirect subsidiary of Odebrecht

•           OCS: direct and wholly owned subsidiary of Odebrecht

•           OPIP: direct and wholly owned subsidiary of Odebrecht

•           OSP: direct parent company of Braskem

•           Petrobras: shareholder of Braskem

•           Global Trading BV: direct and wholly owned subsidiary of Petrobras

•           Refap: indirect and wholly owned subsidiary of Petrobras

The transactions with related parties, except wholly-owned subsidiaries of the Company, are summarized below:

•           Cetrel: the following agreements were entered into:

(i)       In November 2012, an agreement for the acquisition of reuse water by plants installed in the Camaçari Petrochemical Complex for a period of 20 years and with an estimated value of R$120 million.

(ii)     In August 2010, an agreement for the treatment of the effluents discharged by the plants located in the Camaçari Petrochemical Complex for a period of four years and with a total maximum value of R$60 million.

•           CNO: the following partnership agreements were entered into:

(i)       Braskem – On February 16, 2007, with the objective of performing services in the shutdowns for maintenance and inspection in the industrial units. This agreement is valid through February 2014 and provides for a different price for each type of activity carried out by CNO;

(ii)     Braskem S.A. – on April 4, 2011, for the construction of a butadiene plant in the state of Rio Grande do Sul (Note 1(a)(v)), in the amount of R$129 million; and

(iii)   Braskem Idesa – on September 28, 2012, for the engineering, procurement and construction (EPC) services of the Ethylene XXI Project. The contract has an estimated value of US$3 billion and duration through 2015.

•           CNO Mexico: The subsidiary Braskem Idesa and CNO Mexico signed, together with Ica Fluor Daniel, S de R. L. de C. V. (Mexican engineering company), agreements for the performance of services of (i) basic engineering and preliminary procurement of equipment amounting to US$ 16 million and effective until April 2012; and (ii) land leveling, amounting to US$ 150 million and effective until March 2013. These contracts were signed for the construction of the Ethylene XXI project (Note 17).

•           CNO and OSP: On December 14, 2010, Braskem S.A. entered into a partnership agreement with Consorcio Alagoas (a consortium formed by CNO and OSP) for the construction of a PVC plant in the state of Alagoas (Note 1(a)(iv))  with an estimated value of R$362 million and duration of 24 months.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

•           Odebrecht Ambiental: On September 30, 2009, the Company entered into an agreement for the acquisition of reuse water with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the production of industrial reuse water) by the plants located in the São Paulo Petrochemical Complex. The agreement has duration of 40 years and estimated annual value of R$84 million.

•           Petrobras:

(i)       Naphtha

Braskem S.A. and the subsidiary Braskem Qpar have agreements for the supply of naphtha with Petrobras. The agreements provide for the supply of naphtha to the basic petrochemicals units located in the Triunfo, Camaçari and São Paulo Petrochemical Complexes. The agreed-upon price of the naphtha is based on several factors, such as the market price of the naphtha itself and a number of oil byproducts, the volatility of the prices of these products in the international markets, the Brazilian real - U.S. dollar exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement provides for a minimum consumption of 3,800,000 metric tons a year and a maximum consumption of 7,019,600 metric tons a year. The subsidiary of Petrobras, Global Trading BV, also supplies naphtha to the Company and its subsidiaries.

(ii)     Propylene

Braskem has propylene supply agreements with Petrobras and its subsidiary Refap through its refineries for the Company’s plants located in the Petrochemical Complexes of Triunfo, Rio de Janeiro and São Paulo. These agreements provide for the full supply of approximately 910,000 metric tons of propylene a year. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets.

(iii)   Ethane, propane and electricity

The subsidiary Riopol has an agreement with Petrobras for the supply of 392,500 metric tons of ethane a year, 392,500 metric tons of propane a year and 306.6 GWh of electricity a year.

(iv)   Sale of various products

The Company supplies to Petrobras many products it manufactures, such as solvents, butadiene, benzene, toluene, etc. These supplies are not covered by an agreement and take place on a regular basis at market prices.

•           OCS: The Company entered into a risk and insurance management agreement with OCS, amounting to R$ 3 million for a period of one year, which may be renewed for two additional years.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Income statement transactions	2012	2011	2010

Remuneration
Short-term benefits to employees and managers	35,026	32,445	30,886
Post-employment benefit	214	223	383
Benefits on contract termination			892
Long-term incentives	565	1,519	2,320
Total	35,805	34,187	34,481

Balance sheet accounts	2012	2011

Long-term incentives	2,897	4,121
Total	2,897	4,121

12                Taxes recoverable

	Note	2012	2011

Parent Company and subsidiaries in Brazil
Excise tax (IPI)		32,734	31,575
Value-added tax on sales and services (ICMS) - normal operations	(a)	845,045	875,108
ICMS - credits from PP&E	(b)	178,920	182,856
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(c)	484,692	221,771
PIS and COFINS - creadis from PP&E	(c)	273,693	249,191
PIS and COFINS - Law 9,718/98	(d)	171,140	157,733
PIS - Decree-Law 2,445 and 2,449/88	(e)	104,256	199,972
Income tax and social contribution (IR and CSL)	(f)	452,867	372,489
REINTEGRA program	(g)	217,775	17,924
Other		150,980	152,258

Foreign subsidiaries
Value-added tax	(h)	90,301	64,291
Income tax		177	17,332
Other		765

Total		3,003,345	2,542,500

In current assets		1,476,211	1,036,253
In non-current assets		1,527,134	1,506,247
Total		3,003,345	2,542,500

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               ICMS – normal operations

The Company has accumulated ICMS credits over the past few years arising mainly from domestic sales subject to deferred taxation and export sales. This accumulation of tax credits was more evident in the states of Bahia, Rio Grande do Sul and São Paulo where most production units are concentrated.

The Company’s management has been prioritizing a series of actions so as to maximize the use of these credits and, currently, it does not expect losses on their realization. Among the actions carried out by management are:

•         Agreement with the Government of the state of Rio Grande do Sul, maintaining the full deferral of ICMS on the import of naphtha and limiting the use of accumulated ICMS credits to an average of R$ 8,250 per month for offsetting monthly ICMS payable by the units in that state;

•         Maintenance of the Agreement with the Government of the State of Bahia, which ensures the effective enforcement of State Decree No. 11,807 of October 27, 2009, which (i) gradually reduced the effective ICMS rate on domestic and imported naphtha acquired in that state and; (ii) established that the amount of R$ 9,100 per month can be deducted from the debt balance between April 2011 and March 2014, and the amount of R$ 5,907 per month between April 2014 and March 2018; and

•         In São Paulo, Braskem has been taking for the use of the credit balance, based on the flexibility allowed by the existence of various establishments of the Company in that state. In addition, negotiations are being made with the state treasury department to enable the transfer of part of the credit balance.

Based on the projection made by the Management of the Company for realizing these credits, the amountR$413,576 was recorded in consolidated non-current assets (R$685,487 in 2011).

(b)               ICMS – credits from PP&E

The recognition of the balances between current and non-current takes into account the tax rules limiting the realization of ICMS tax credits on the acquisition of property, plant and equipment.

(c)               PIS and COFINS

The Company has PIS and COFINS tax credits arising materially from the internal outflows promoted by the deferment of taxes and sales destined to foreign markets and those related to the acquisition of property, plant and equipment.

These credits are being realized in the ordinary course of the Company’s operations, in accordance with the applicable tax rules.

(d)               PIS and COFINS – Law 9,718/98

This account contains credits arising from legal discussions on the constitutionality of some aspects of Law No. 9,718/98. These credits are used to offset the federal taxes payable.

(e)               PIS – Decree-Laws 2,445 and 2,449/88

In 2011, Braskem recognized credits in the amount of R$ 155,505 arising from favorable decisions in lawsuits that challenged the constitutionality of Decree Laws No. 2,445 and No. 2,449/88.  In fiscal year 2012, the Company offset R$90,561 with federal taxes.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(f)                Income tax and social contribution

This account contains IR and CSL credits arising from prepayments in years that did not present taxable income at year end in addition to the taxes withheld on financial investments and restatements by the Selic basic interest rate. These credits will be realized by offsetting other federal taxes and witholdings payable.

(g)               REINTEGRA Program

On December 14, 2011, Federal Law 12,546 was approved, which created the program called “REINTEGRA”. The program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to 3% of all export revenue and such credits may be made in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

On December 28, 2012, Provisional Presidential Decree 601 was enacted, which extended the program until December 31, 2013. In the fiscal yearended December 31, 2012, the Company recognized credits in the amount of R$228,052 (Note 32 (c)) and offset the amount of R$28,201.

(h)               Value added tax – subsidiaries abroad

On December 31, 2012, this line included:

(i)     R$28,150 from sales by Braskem Alemanha to other countries. These credits are realized on a monthly basis in cash;

(ii)   R$62,151 from purchases of machinery and equipment for the Ethylene XXI projects. These credits will be realized as from the start of operations of the project (Note 17).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

13                Judicial deposits – non-current assets

	2012	2011
Judicial deposits
Tax contingencies	101,499	105,611
Labor and social security contingencies	73,177	60,187
Other	4,942	8,422
Total	179,618	174,220

As ofDecember 31, 2012, a portion of the above deposits is associated with legal proceedings for which the probability of loss is possible (Note 28) and a portion is associated with proceedings for which the probability of loss is remote. In addition, on December 31, 2012, the Company maintains escrow depoists amounts to R$44,163 (R$60,215 in 2011) related to legal proceedings for which the chance of loss was deemed as probable. Such deposits are ofsset by their respective provisions.

14                Insurance claims

On December 31, 2012, this item was as follows:

(i)       R$138,447 related to damages receivable from losses that occurred in December 2010 and February 2011 in the furnaces and electric system at the Olefins plants of the Basic Petrochemicals unit of the Camaçari Complex; and

(ii)     R$8,022 related to damages receivable from losses at the Chlor-Alkali plant in the state of Alagoas.

In the fiscal year, the Company received R$105,846 associated with these damages.

15                Other accounts receivable

(a)               Current

The main balances forming this line under current assets are:

(i)       R$91,090 in advances to service suppliers (R$96,213 in 2011);

(ii)     R$208,100 and R$444,000 in amounts receivable from Odebrecht Ambiental related to the divestment of the interests in Cetrel and Braskem Distribuidora (Note 6), respectively;

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Non-current

The main balances under this item in non-current assets are:

(i)     Eletrobras compulsory loans

The compulsory loan created to benefit Eletrobras was instituted by Law 4,156/62 with the objective of financing the power industry. The amounts owed were charged monthly on the electricity bills of companies that surpassed a certain level of consumption. This compulsory loan was in force between 1962 and 1993.

Between 2001 and 2003, the merged companies Trikem S.A., Copesul – Companhia Petroquímica do Sul S.A. (“Copesul”), Companhia Alagoas Industrial – Cinal (“Cinal”) and the subsidiaries Alclor Química de Alagoas Ltda. (“Alclor”) and Braskem Petroquímica filed lawsuits claiming credits arising from amounts unduly paid to Eletrobras as compulsory loan, interest and monetary adjustment.

The Superior Court of Justice – STJ appeased the matter in favor of the taxpayers upon the judgment of RESP No. 1003955 and RESP No. 1028592 made after repetitive appeals under Article 543-C of the Civil Procedure Code, establishing this decision to all cases that address this matter. Meanwhile, through the judgment of the Interlocutory Appeal No. 735933 lodged by Eletrobras, the Federal Supreme Court (STF) consolidated the understanding of the STJ in the sense that the discussion over the matter relates to ordinary law.

In 2011, the lawsuits of Trikem S.A. and Braskem Petroquímica received final and unappealable decisions by the STJ, which exhausted the option of appealing these decisions. Accordingly, based on the opinion of its external legal advisors, the Company recognized in 2011 the corresponding credits, which, as per its understanding, are uncontested, amounting to R$51,000 and R$29,000, respectively, for the lawsuits of Trikem and Braskem Petroquímica. In 2012, the Company received the amount of R$21,932 related to part of the credits of the Braskem Petroquímica lawsuit.

In 2012, the lawsuits of Copesul and Cinal also received final and unappealable decisions by the STJ and/or by the Federal Regional Appellate Court – 1st Region. The Alclor lawsuit is pending trial at the STJ for the Internal Interlocutory Appeals filed by the Federal Revenue Service and by Eletrobras against the ruling that partially upheld the decision on the appeal to the STJ of the Company to apply the understanding adopted definitively in the trial of the abovementioned repetitive appeals. Therefore, in 2012, the Company recorded the amounts it deems uncontestable of the lawsuits filed by the companies Copesul, Cinal and Alclor, which totaled R$13,339.

The amounts recorded correspond to 60% of the total claimed and the legal counsels assess as probable the chance of obtaining a favorable outcome for receiving the remaining 40%.

On December 31, 2012, the balance of this account is R$71,895 (2011 – R$ 82,526).

(ii)  R$32,050 related to transaction costs of the subsidiary Braskem Idesa. These amounts will be transferred to non-current liabilities upon the inflow of funds from the Project Finance (Note 17).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

16                Investments

(a)               Information on investments

			Adjusted net profit (loss)			Adjusted
		Interest in	for the year			equity
		total capital (%)	2012	2011	2010	2012	2011
		2012

Jointly-controlled subsidiaries
Polimerica	(i)			(239)	(2,625)		71,377
Propilsur		49.00	(556)	(1,305)	(3,564)	109,695	103,419
RPR		33.20	24,335	18,339	57,587	128,591	120,655

Associates
Borealis		20.00	16,102	22,307	15,028	165,459	149,349
Cetrel	(ii)				23,916
Companhia de Desenvolvimento
Rio Verde ("Codeverde")		35.97	(596)	1,561	(1,004)	46,342	66,606
Sansuy		20.00	(232)	(16)	(13)	1,722	1,954

(i)              Withdrawal of the interest in this investment in November 2012 (Note 1(b.4)(xxii)).

(b)               Description of jointly-controlled subsidiaries

The operations of jointly-controlled subsidiaries follow:

•      Propilsur – whose corporate purpose is to install the PP production unit in Venezuela.

•      RPR – its main activities are the refine, processing and sale and import of oil, its byproducts and correlated products.

(c)               Changes in investiments in jointly-controlled subsidiaries and associates

					Foreign currency
		Balance at		Equity	translation	Balance at
		2011	Dividends	in results	adjustment	2012

Jointly-controlled subsidiaries
Polimerica	(i)	30,502		(30,742)	240
Propilsur		43,447		(2,330)	3,028	44,145
RPR		40,063	(4,399)	7,033		42,697
Total jointly-controlled subsidiaries		114,012	(4,399)	(26,039)	3,268	86,842

Associate
Borealis		29,870	(1,700)	3,775		31,945
Total associate		29,870	(1,700)	3,775		31,945

(i)              Withdrawal of the interest in this investment in November 2012 (Note 1(b.4)(xix)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(d)               Breakdown of equity accounting results

	2012	2011	2010

Equity in results of jointly-controlled subsidiaries and associate	(22,199)	3,270	22,536
Provision for losses on investments		(18)	(96)
Dividends received from other investments / other	(3,608)	(4,917)	(4,225)
	(25,807)	(1,665)	18,215

17                Property, plant and equipment

	Note	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost		418,426	1,859,991	22,782,338	3,771,381	941,649	29,773,785
Accumulated depreciation/depletion			(678,524)	(7,923,353)		(349,151)	(8,951,028)
Provision for impairment	(i)			(160,036)			(160,036)
Balance as of December 31, 2011		418,426	1,181,467	14,698,949	3,771,381	592,498	20,662,721

Acquisitions		9,909	2,837	192,924	2,424,055	901	2,630,626
Capitalized financial charges	19(f)				162,227		162,227
Desconsolidation of jointly-controlled subsidiaries		(3,804)	(912)	(19,193)	(95,823)	(30,330)	(150,062)
Foreign currency translation adjustment		3,824	3,613	45,882	49,226	34,714	137,259
Transfers by concluded projects		1,344	22,700	2,106,861	(2,159,212)	28,307
Transfers to intangible					(25,891)	(261)	(26,152)
Other disposals, net of depreciation/depletion		(1,945)	(5,983)	(48,591)	(11,211)	(10,095)	(77,825)
Depreciation / depletion			(68,436)	(1,659,385)		(110,628)	(1,838,449)
Non-current assets held for sale	(ii)	(5,162)	(31,484)	(15,500)	(1,361)	(3,220)	(56,727)
Write off due to divestment	(iii)	(5,515)	(54,544)	(85,542)	(55,660)	(67,137)	(268,398)
Reversal of provision				1,565			1,565

Net book value		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785
Cost		417,077	1,749,193	24,672,589	4,057,731	805,160	31,701,750
Accumulated depreciation/depletion			(699,935)	(9,296,148)		(370,411)	(10,366,494)
Provision for impairment	(i)			(158,471)			(158,471)
Balance as of December 31, 2012		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785

(i)      Impairment of plants hibernated in 2008 and 2009.
(ii)     Transfer of assets from Quanti and IQAG to “non-current assets held-for-sale” (Note 6).
(iii)   Write-off due to divestment of the equity interests in Cetrel and Braskem Distribuidora (Note 6).

The projects in progress mainly relate to operating improvements and to the Ethylene XXI (Note 1(b.3)).

Braskem offered in guarantee plants, land, real estate properties and machinery and equipment in the amount of R$3,415,319 (R$3,428,276 in 2011) to comply with the obligations assumed in financing agreements (Note 19(g)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)          Impairment test for fixed assets

In the preparation of the Business Plan for the 2012/2016 period, the Company’s management analyzed the prospects for the main variables that affect its activities (Note 3.6) in both domestic and international markets.

In general, the Business Plan was prepared taking into consideration that no situation that may prevent the operational continuity of Braskem’s assets, both in terms of obsolescence of the industrial park and technologies employed and of legal restrictions is foreseen. Braskem’s management believes that the plants will operate at their full capacity, or close to it, within the projected period. Also, no significant changes in the Braskem’s business are expected, such as a significant excess in the offer by other manufacturers that may negatively affect future sales, with the exception of the seasonal price and profitability increases and decreases, which are historically associated with the petrochemical business worldwide. Also, no new technologies or raw materials, which could negatively impact Braskem’s future performance, are expected. Braskem expects to continue to operate in a regulatory environment aimed at environmental preservation, which is absolutely in line with its practices.

In view of all the analysis made throughtout 2012, Braskem’s management understood that there was no need to conduct an impairment test for the assets of the Foreign Business and Chemical Distribution operating segments, as well as of the CGUs UNIB-Bahia and UNIB-Southeast.

Despite this conclusion, Braskem conducted an impairment test for the assets of the Polyolefins and Vinyls operating segments and CGU UNIB-South since they are associated with goodwill from future profitability (Note 18(a)).

18                Intangible assets

		Goodwill
		based on			Costumers
		expected future	Brands	Software	and Suppliers
		profitability	and Patents	licenses	Agreements	Total

Cost		3,194,545	189,745	410,231	671,190	4,465,711
Accumulated amortization		(1,130,794)	(62,217)	(162,444)	(93,564)	(1,449,019)
Balance as of December 31, 2011		2,063,751	127,528	247,787	577,626	3,016,692

Acquisitions				15,734		15,734
Foreign currency translation adjustment			1,060	1,369	14,700	17,129
Transfer			588	(588)
Transfers from PP&E			7,974	18,178		26,152
Disposals, net of depreciation/depletion				(448)		(448)
Amortization			(8,924)	(53,181)	(56,992)	(119,097)
Non-current assets held for sale	(i)	(4,833)		(8,413)		(13,246)
Write off due to divestment	(ii)			(1,950)		(1,950)

Net book value		2,058,918	128,226	218,488	535,334	2,940,966
Cost		3,187,722	199,367	402,396	685,890	4,475,375
Accumulated amortization		(1,128,804)	(71,141)	(183,908)	(150,556)	(1,534,409)
Balance as of December 31, 2012		2,058,918	128,226	218,488	535,334	2,940,966

Average annual rates of amortization			5.58%	11.75%	10.78%

(i)      Transfer of assets from Quanti and IQAG to “non-current assets held-for-sale” (Note 6).

(ii)     Write off due to divestment of the equity interests in Cetrel and Braskem Distribuidora (Note 6).

(a)               Impairment test of goodwill based on future profitability

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in IAS 36. On December 31, 2012, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-Bahia and UNIB-Southeast do not have goodwill allocated.

The Polyolefins operating segment is divided into two CGUs: Polyethylene and Polypropylene. Part of the industrial plants that compose these CGUs was acquired in a business combination that resulted in a goodwill based on the future profitability of these plants. The Company’s management established that the benefits from the synergy of this transaction should be associated with all units acquired and, therefore, the goodwill recognized is allocated and monitored at the lowest level of the corresponding group of assets, which is the Polyolefins operating segment.

In October 2012, Braskem conducted an impairment test of the goodwill of the Polyolefins and Vinyls operating segments and CGU UNIB-South using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

			Book value
	Allocated	Cash flow	(with goodwill	CF/Book
	goodwill	(CF)	and working capital)	value
CGU and operating segments
CGU - UNIB - South	926,854	15,016,575	1,095,423	13.7
Operating segment - Polyolefins	939,711	24,193,198	8,412,608	2.9
Operating segment - Vinyls	192,353	5,808,680	3,318,655	1.8

The following premises were adopted to determine the discounted cash flow: cash flow for 5 years based on the Business Plan, discount rate based on the Weighted Average Cost of Capital (WACC) of 10.76% p.a. and no real growth rate.

(b)               Sensitivity analysis

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		-0,5% on
	+0,5% on	growth rate
	discount rate	to perpetuity
CGU and operating segments
CGU - UNIB - South	13,993,537	14,210,390
Operating segment - Polyolefins	22,060,565	22,481,489
Operating segment - Vinyls	5,322,357	5,414,768

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

19                Borrowings

		Annual financial charges
			Average interest (unless otherwise stated)
		Monetary restatement		2012	2011
Foreign currency
Bonds and Medium term notes (MTN)		Note 19 (a)	Note 19 (a)	9,278,759	6,147,427
Advances on exchange contracts	(i)	US dollar exchange variation	1.54%	173,939	131,668
Export prepayments		Note 19 (b)	Note 19 (b)	513,610	1,781,346
BNDES		Note 19 (c)	Note 19 (c)	495,260	413,722
Export credit notes		Note 19 (d)	Note 19 (d)	787,687	723,153
Project financing (NEXI)	(ii)	Yen exchange variation	0.95% above Tibor		26,318
Other		US dollar exchange variation	1.58% above Libor	917,283	476,086
Other		Exchange variation (UMBNDES)	6.08%	768
Transactions costs, net				(60,285)	(84,525)

Local currency
Export credit notes		Note 19 (d)	Note 19 (d)	2,384,414	2,281,814
BNDES		Note 19 (c)	Note 19 (c)	2,381,892	2,556,521
BNB/ FINAME/ FINEP/ FUNDES			7.08%	605,273	504,476
BNB/ FINAME/ FINEP/ FUNDES		TJLP	0.37%	25,746	40,372
Other		Post-fixed monetary correction	106% of CDI		148,158
Other		TJLP	2.87%	7,292
Transactions costs, net					(1,724)
Total				17,511,638	15,144,812

Current liabilities				1,836,028	1,391,779
Non-current liabilities				15,675,610	13,753,033
Total				17,511,638	15,144,812

(i)    The Company has derivatives contracts in order to offset fluctuations in the U.S. dollar for these transactions (Note 20.2.1(a.iv)).

(ii)  In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from Nippon Export and Investment Insurance (“NEXI”).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               Bonds and MTN

		Issue amount		Interest
Issue date		(US$ in thousands)	Maturity	(% per year)	2012	2011
July 1997		250,000	June 2015	9.38	134,175	123,379
January 2004		250,000	January 2014	11.75	169,609	166,392
September 2006		275,000	January 2017	8.00	275,270	253,563
June 2008		500,000	June 2018	7.25	1,026,894	942,622
May 2010		400,000	May 2020	7.00	820,621	752,951
May 2010		350,000	May 2020	7.00	722,596	663,296
October 2010		450,000	no maturity date	7.38	935,776	858,981
April 2011		750,000	April 2021	5.75	1,545,798	1,419,013
July 2011		500,000	July 2041	7.13	1,053,701	967,230
February 2012	(i)	250,000	April 2021	5.75	516,995
February 2012	(ii)	250,000	no maturity date	7.38	519,876
May 2012	(iii)	500,000	May 2022	5.38	1,030,598
July 2012	(iv)	250,000	July 2041	7.13	526,850
Total		4,975,000			9,278,759	6,147,427

(i)       Additional issue to the operation that Braskem Finance carried out in April 2011, in the amount of US$750 million.

(ii)     Additional issue to the perpetual bond issue carried out by Braskem Finance in October 2010 in the amount of US$450 million.

(iii)   Operation conducted by Braskem Financewith interest payments on May 2 and November 2 of each year.

(iv)   Operation conducted by Braskem America Finance.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Export prepayments (“EPP”)

		Initial amount
		of the transaction
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2012	2011
December 2005		55,000	December 2012	US dollar exchange variation + semiannual Libor + 1.60		25,803
July 2006	(i)	95,000	June 2013	US dollar exchange variation + 3.17		33,416
July 2006	(i)	75,000	July 2014	US dollar exchange variation + 2.73		72,696
March 2007	(i)	35,000	March 2014	US dollar exchange variation + 4.10		47,147
April 2007	(ii)	150,000	April 2014	US dollar exchange variation + 3.40		282,206
March 2010	(i)	100,000	March 2015	US dollar exchange variation + 4.67		190,808
May 2010		150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	307,406	282,093
June 2010	(i)	150,000	June 2016	US dollar exchange variation + semiannual Libor + 2.60		281,869
December 2010		100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	206,204	187,783
March 2011	(iii)	200,000	February 2021	US dollar exchange variation + semiannual Libor + 1.20		377,525
Total		1,110,000			513,610	1,781,346

(i)       The Company prepaid these borrowings.

(ii)     On December 31, 2012, this borrowing of the Braskem S.A. was offset with a financial investment by the subsidiary Braskem Holanda (Note 8).

(iii)   The operation established formal financial covenants for the Company. With the prepayment of this operation, the liability no longer exists. This was the only operation that imposed financial covenants on the Company.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               BNDES borrowings

Projects		Issue date	Maturity	Charges (% per year)	2012	2011

Foreign currency
Other	(i)	2005/2006	October 2016	US dollar exchange variation + 6.36	7,708	11,764
Other	(i)	2005/2006	May 2013	Monetary variation (UMBNDES) + 5.46	100	3,683
Plant PP - Paulinia	(ii)	2006	January 2015	US dollar exchange variation + 6.49		25,546
Limit of credit UNIB-South	(iii)	2006	July 2014	US dollar exchange variation + 5.38 to 6.06	10,747	17,866
Braskem Qpar expansion	(i)	2006/2007/2008	April 2016	US dollar exchange variation + 6.06 to 6.36	21,072	44,047
Braskem Qpar expansion	(i)	2006/2007/2008	January 2015	Monetary variation (UMBNDES) + 6.21	2,099	2,862
Limit of credit I	(iii)	2007	April 2015	US dollar exchange variation + 4.88 to 5.77	42,519	57,813
Green PE		2009	July 2017	US dollar exchange variation + 6.14	44,440	49,463
Limit of credit II	(iii)	2009	January 2017	US dollar exchange variation + 6.14	93,354	87,694
New plant PVC Alagoas		2010	January 2020	US dollar exchange variation + 6.14	101,647	68,630
Limit of credit III	(iii)	2011	January 2018	US dollar exchange variation + 5.98 to 6.01	143,186	28,169
Butadiene		2011	January 2021	US dollar exchange variation + 6.01	28,388	16,185
					495,260	413,722

Local currency
Other	(i)	2005/2006	September 2016	TJLP + 2.40 to 2.80	67,218	166,862
Plant PP - Paulinia	(ii)	2006	December 2014	TJLP + 2.40 to 3.40		245,014
Limit of credit UNIB-South	(iii)	2006	May 2014	TJLP + 2.02 to 3.00	44,432	92,131
Braskem Qpar expansion	(i)	2006/2007/2008	February 2016	TJLP + 1.00 to 3.50	197,546	460,270
Limit of credit I	(iii)	2007	April 2015	TJLP + 1.81 to 2.32	173,477	260,851
Green PE		2008/2009	June 2017	TJLP + 0.00 to 4.78	414,278	508,083
Limit of credit II	(iii)	2009	January 2017	TJLP + 2.58 to 3.58	319,039	327,902
Limit of credit II	(iii)	2009	January 2017	4.50	14,252	17,582
New plant PVC Alagoas		2010	December 2019	TJLP + 0.00 to 3.58	351,406	261,403
New plant PVC Alagoas		2010	December 2019	5.50	43,066	30,129
Limit of credit III	(iii)	2011	January 2018	TJLP + 2.05 to 3.45	582,981	122,234
Limit of credit III	(iii)	2011	July 2018	4.00	64,095
Butadiene		2011	December 2020	TJLP + 2.15 to 3.45	110,102	64,060
					2,381,892	2,556,521

Total					2,877,152	2,970,243

(i)      Borrowings settled in advance.

(ii)    The Company settled part of these borrowings in advance.

(iii)  Refer to revolving credit lines, with limits stipulated by BNDES, and the funds of which are aimed at the current investments of the Company and investments in research, development and innovation.

In December 2011, BNDES approved a new revolving credit line limit for the Company in the total amount of R$2.5 billion, which may be used for five years as from the date it is contracted. The funds are being used in the Company’s investment plan for 2011 to 2013. As of December 31, 2012, a total of R$713 million has been released, of which R$562 million was released in 2012.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(d)               Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	2012	2011

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	161,150	147,991
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	104,029	95,533
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	154,298	141,636
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	315,973	290,043
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	52,237	47,950
		722,809			787,687	723,153

Local currency
December 2005	(i)	100,000	March 2014	106% of CDI		105,345
January 2006	(i)	11,500	January 2014	108% of CDI		7,731
April 2010		50,000	March 2014	12.16	65,678	60,861
June 2010		200,000	June 2014	12.13	256,471	237,590
September 2010	(ii)	71,000	September 2012	100.7% of CDI		81,818
February 2011		250,000	February 2014	99% of CDI	297,434	274,613
April 2011	(iii)	450,000	April 2019	112.5% of CDI	456,876	461,209
June 2011		80,000	June 2014	98.5% of CDI	91,563	84,572
August 2011	(iii)	400,000	August 2019	112.5% of CDI	402,527	404,267
October 2011		250,000	April 2012	108.3% of CDI		158,568
November 2011	(i)	400,000	November 2019	112.5% of CDI		405,240
January 2012		200,000	December 2013	103% of CDI	217,320
June 2012		100,000	June 2014	103% of CDI	103,818
September 2012		300,000	September 2015	103% of CDI	305,684
October 2012		85,000	September 2014	98.5% of CDI	86,419
November 2012		100,000	November 2013	106% of CDI	100,624
Total		3,047,500			2,384,414	2,281,814

(i)      Borrowings settled in advance.

(ii)    The Company had a swap operation for this borrowing, which was designated as hedge accounting. Both the borrowing and the swap were settled at maturity.

(iii)  The Company entered into swap transactions for these NCE contracts in order to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 20.2.1(a.i)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(e)               Payment schedule

The maturity profile of the long-term amounts is as follows:

	2012	2011

2013		1,252,464
2014	1,759,551	1,781,917
2015	1,515,498	1,123,509
2016	1,092,519	1,204,472
2017	715,362	565,456
2018	1,512,383	1,331,131
2019	1,146,166	1,536,264
2020	1,884,761	1,754,200
2021	2,059,513	1,430,065
2021 and thereafter	3,989,857	1,773,555
Total	15,675,610	13,753,033

(f)                Capitalized financial charges

The Company capitalized financia l charges in the year ended December 31, 2012 in the amount of R$162,227 (R$101,721 in 2011), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 6.98% p.a. (7.68% p.a. in 2011).

(g)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2012	guaranteed	Guarantees

BNB	December 2022	310,107	310,107	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2021	2,877,152	2,877,152	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	215,022	215,022	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	January 2019	100,912	100,912	Bank surety
FINAME	February 2022	4,978	5,883	Pledge of equipment
Other	May 2013	8,060	8,060	Mortgage of plants and promissory note
Total		3,516,231	3,517,136

(h)               Financial covenants

The Company settled all borrowing agreements that established limits for certain indicators related to the capacity to contract debt and pay interest.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

20                Financial instruments

20.1          Non-derivative financial instruments

		Fair value		Book value		Fair value
	Classification by category	hierarchy	Note	2012	2011	2012	2011

Cash and cash equivalents			7
Cash and banks	Loans and receivables			398,142	349,916	398,142	349,916
Financial investments in Brazil	Held-for-trading	Level 2		393,348	435,580	393,348	435,580
Financial investments in Brazil	Loans and receivables			899,816	1,464,245	899,816	1,464,245
Financial investments abroad	Held-for-trading	Level 2		1,596,316	737,078	1,596,316	737,078
				3,287,622	2,986,819	3,287,622	2,986,819

Financial investments			8
FIM Sol investments	Held-for-trading	Level 2		50,803	36,410	50,803	36,410
Investments in foreign currency	Held-for-trading	Level 2		5,256	10,716	5,256	10,716
Investments in foreign currency	Held-to-maturity			15,731		15,731
Shares	Held-for-trading	Level 1		3,023	3,023	3,023	3,023
FIM Sol investments	Loans and receivables			77,469	116,007	77,469	116,007
Investments in national currency	Loans and receivables			513		513
Quotas of receivables investment fund	Held-to-maturity			52,559	34,720	52,559	34,720
Restricted deposits	Held-to-maturity			1,281	4,173	1,281	4,173
				206,635	205,049	206,635	205,049

Trade accounts receivable	Loans and receivables		9	2,364,222	1,894,812	2,364,222	1,894,812

Related parties			11
Assets	Loans and receivables			141,539	144,760	141,539	144,760
Liabilities	Loans and receivables				44,833		44,833

Other receivables
Disposal of shareholdings	Loans and receivables		6	652,100		652,100

Trade payables	Other financial liabilities			8,897,597	6,847,340	8,897,597	6,847,340

Borrowings			19
Foreign currency	Other financial liabilities			12,166,538	9,699,720	12,920,332	9,956,792
Local currency	Other financial liabilities			5,404,617	5,531,341	5,405,688	5,531,765
				17,571,155	15,231,061	18,326,020	15,488,557

Debentures	Other financial liabilities				19,102		19,102

Other payables			27
Creditors for the acquisitions of shares	Other financial liabilities			256,030	235,968	256,030	235,968
Accounts payable to non-controlling	Other financial liabilities			260,649		260,649
				516,679	235,968	516,679	235,968

(a)               Fair value

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    trade accounts receivable and trade payables approximate their respective carrying amount due to the short-term maturity of these instruments.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(iii)  the fair value of related parties is the same as the carrying amount.

(iv)  the fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(v)    the fair value of debentures is obtained through secondary market prices disclosed by ANDIMA (National Association of Financial Market Institutions).

(b)               Fair value hierarchy

The Company adopts IFRS 7 for financial instruments that are measured in the balance sheet; this requires disclosure of measurements by level of the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

The valuation assumptions (inputs to models) are obtained from sources that reflect the most recent observable market prices, particularly the curves of interest and future currency quotes disclosed by the Commodities & Futures Exchange, the spot exchange rate disclosed by the Central Bank of Brazil and the foreign interest curves disclosed by well-known quoting services such as Bloomberg or Reuters.

20.2          Derivative financial instruments

Derivative financial instruments are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively. Derivative financial instruments are necessarily classified as "held-for-trading". The regular changes in the fair value of derivatives are recognized as financial income or expense in the period in which they occur, except when the derivative is designated and qualified for hedge accounting.

All derivative financial instruments held at December 31, 2012 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem’s Financial Policy provides for a continuous short-term hedging program for foreign exchange rate risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge for each operation and keeps it in place for the whole period of the hedged transaction.

Braskem may elect derivatives as hedges for the application of hedge accounting in accordance with IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate derivatives as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect of derivatives on the changes in the hedged items.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

20.2.1    Changes in derivative financial instruments

				Operation characteristics			Change in
			Fair value				fair value	Financial
Identification			hierarchy	Principal exposure	Derivatives	2011	(Note 20.2.2)	settlement	2012

Non-hedge accounting transactions
Foreign exchange swap	(i)		Level 2	Yen	CDI	649	(142)	(507)
Foreign exchange swap		Note 20.2.1 (a.i)	Level 2	CDI	Dolar	70,969	189,440	26,208	286,617
Repurchase of shares swap (3º program)			Level 2	Share value	CDI	2,263	(4,305)	2,042
Repurchase of shares swap (4º program)			Level 2	Share value	CDI		(100)	100
Commodity swap - naphtha	(ii)		Level 2	Fixed price	Variable price	480	(24)	(456)
Merchandise term - ethanol	(ii)		Level 2	Variable price	Fixed price	(202)	(51)	253
Crack swap - naphtha	(ii)		Level 2	Brent (iii)	Naphtha		543	(543)
Non-deliverable forward ("NDF") - ethanol	(ii)	Note 20.2.1 (a.ii)	Level 2	Reais	Dollar		14,899	(13,108)	1,791
Contract for the future purchase - ethanol	(ii)	Note 20.2.1 (a.iii)	Level 1	Fixed price	Variable price		31	(29)	2
Contract for the future sale in euro	(ii)		Level 1	Reais	Euro		149	(149)
Exchange swap		Note 20.2.1 (a.vi)	Level 2	Dolar	CDI		5,466	(498)	4,968
						74,159	205,906	13,313	293,378

Hedge accounting transactions
Interest rate swaps	(iv)		Level 2	Libor	Fixed rate	19,309	(685)	(18,624)
Interest rate swaps	(v)		Level 2	Pre-contractual rate	CDI	(833)	(1,263)	2,096
						18,476	(1,948)	(16,528)

Current assets (other receivables)						(1,035)
Current liability (derivatives operations)						83,392			293,378
Non-current liabilities (derivatives operations)						10,278
						92,635			293,378

(i)       In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from NEXI.

(ii)      The Company entered into commodity derivative operations through swap instruments and naphtha and ethanol futures in order to protect itself from the fluctuations in feedstock prices to which it was exposed in certain transactions.

(iii)    Brent – reference oil price.

(iv)    The company settled in advance the borrowings that are subject to hedge accounting (Note 19 (b.i)).

(v)      In September 2012, the Company settled at maturity the NCE contract that was classified as hedge accounting (Note 19(d)).

The counterparties in these contracts are daily monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient. On December 31, 2012, the Company had security deposits related to NCE currency swaps (Note 20.2.1(a.i)) amounting to R$185,000.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               Non-hedge accounting transactions

The Company has operations that were not designated as hedge accounting since the risks posed to the principals protected are satisfactorily represented by the coinciding results from the variation in the exposure indexes of the principal and the variation in the fair value of the derivatives.

The regular changes in the fair value of these derivatives are recorded as financial income or expenses in the same period in which they occur. In the year ended December 31, 2012, the Company recognized a financial expense of R$209,603.

(a.i)     Swaps related to NCE

The Company contracted swap transactions to offset the variation in the rates of the NCE contracts (Note 19(d)). In these operations, the Company receives 112.5% of the CDI rate and pays the fixed rate of the currency coupon swap, periodically and coinciding with the cash flow from debt.

				Fair value
Identification	Nominal value	Interest rate	Maturity	2012	2011
Swap NCE I	200,000	5.44%	August 2019	82,812	32,023
Swap NCE II	100,000	5.40%	August 2019	39,008	13,952
Swap NCE III	100,000	5.37%	August 2019	37,333	12,512
Swap NCE IV	100,000	5.50%	April 2019	29,904	6,267
Swap NCE V	100,000	5.50%	April 2019	29,250	6,215
Swap NCE VI	150,000	5.43%	April 2019	38,585
Swap NCE VII	100,000	4.93%	April 2019	29,725
Total	850,000			286,617	70,969

In current liabilities (derivatives operations)				286,617	70,969
Total				286,617	70,969

(a.ii)    NDF – ethanol

The Company contracted NDFs to exchange its exposure to the ethanol feedstock (traded in Brazilian real) used to make green polyethylene, which is traded in U.S. dollar. In these operations, the Company exchanges its exposure to prices in Brazilian real for U.S. dollar.

Identification		Fixed exchange	Maturity	Fair value
	Nominal value	(hedge)		2012	2011
NDF	5,690	1.9237	January 2013	366
NDF	5,514	1.8552	January 2013	569
NDF	3,014	1.8102	January 2013	394
NDF	4,545	1.8580	January 2013	462
Total	18,763			1,791

Current liability (hedge operations)				1,791
Total				1,791

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a.iii)   Future ethanol purchases

The Company also entered into currency swap transactions through futures to protect its cash flow, exchanging its exposure to prices in Brazilian real for U.S. dollar, since ethanol (the main feedstock used to make green polyethylene) is traded in Brazilian real.

Identification		Fixed price R$/m3		Fair value
	Nominal value	(hedge)	Maturity	2012	2011
Ethanol future purchase - BMF	251	1,195.00	January 2013	2
Total	251			2

In current liabilities (hedge operations)				2
Total				2

(a.iv)   Currency swaps

The Company contracted swaps to offset the variation in the rates of advances on exchange contracts (“ACC”) (Note 19). In these operations, the Company receives a fixed rate and currency variation and pays a percentage of the variation in the CDI rate, in a way that coincides with the cash flow from debt.

Identification		Interest rate		Fair value
	Nominal value	(hedge)	Maturity	2012	2011
Swap ACC	35,000	99.85% CDI	November 2013	2,180
Swap ACC	50,000	99.75% CDI	November 2013	2,788
Total	85,000			4,968

In current assets (other receivables)				4,968
Total				4,968

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Hedge accounting transactions

On December 31, 2012, all operations classified under hedge accounting had been settled.

(b.i)     Effectiveness test of transactions designated for hedge accounting

During the year, the Company showed that the derivatives held as hedge accounting were effective in offsetting the changes in the hedged item from the time the derivatives were contracted until the settlement of underlying transactions, and that all other conditions for qualifying these instruments for hedge accounting were met. Accordingly, the effective portion of the changes in the fair value of the derivatives, amounting to R$1,948 (Note 20.2.2), was recorded under "other comprehensive income", completely transferred to profit or loss after the settlement of underlying transactions.

(c)               Estimated maximum loss

The amount at risk of the derivatives held by Braskem on December 31, 2012, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at US$19,565 thousand for the EPP swaps and US$3,361 thousand for the NCE swap.

20.2.2    Hedge operations presented under

“other comprehensive income” in shareholders' equity

The derivatives designated as cash flow hedge impacted “other comprehensive income”. The appropriations of interest are allocated to interest expenses in the financial expenses group. The table below shows the summary of changes:

		Appropriation of	Change in
	2011	interest	fair value	2012
Swaps EPP	(17,071)	16,386	685
Swaps NCE	833	(2,096)	1,263
	(16,238)	14,290	1,948

In the year ended December 31, 2012, the appropriation of accrued interest and change in the fair value of derivatives designated as “cash flow hedge” was R$16,238, which, with the effect of income tax and social contribution of R$5,522, amounts to R$10,716 and is presented in “other comprehensive income” (Note 29(i)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

20.3          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2012, the credit ratings were as follows:

			Percentage (%)
			2012	2011
1	Minimum risk		21.19	24.09
2	Low risk		32.04	33.04
3	Moderate risk		33.68	30.25
4	High risk		4.23	4.24
5	Very high risk	(*)	8.85	8.38

(*) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
December 31, 2012	0.28%	0.37%
December 31, 2011	0.18%	0.43%
December 31, 2010	0.13%	0.37%

LTM – last 12 months

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	2012	2011
Financial assets with risk assessment
AAA	2,484,788	2,868,992
AA+	190,660
AA	5	206
AA-	449,555	72,029
A+	120,123	96,464
A	19	28
A-	80,231	71,367
BB+		19,028
B+		3,590
	3,325,381	3,131,704
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	103,359	34,720
Sundry funds (ii)	60,356	10,723
Restricted deposits (iii)	1,281	4,173
Other financial assets with no risk assessment	3,880	10,548
	168,876	60,164

Total	3,494,257	3,191,868

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.
(ii)       Investment funds, whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.
(iii)      Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments. On December 31, 2011, the balances rated “B+” and “BB+" refer to the balance of the jointly-owned subsidiary Propilsur, in the amount of R$19,028, and Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial – DPGE) in the amount of R$3,590. DPGEs are guaranteed by the Credit Guarantee Fund – FGC (Fundo Garantidor de Crédito), which makes these investments adequate for Braskem’s policy.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

20.4          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below.

(a)               Selection of risks

On December 31, 2012, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to Braskem. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 28, 2012 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2012. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, by the end of 2013, the U.S. dollar will appreciate 1.3% against the Brazilian real compared to the end of 2012, and the CDI rate will be 7.25%.

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, the Company considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b.2)    Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar exchange rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2012.

For the CDI interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the interest rate on December 31, 2012.

For the Libor interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the LIBOR rate on December 31, 2012.

For the TJLP interest rate, an increase of 0.5% was considered for the possible adverse scenario and of 1% for the extreme scenario based on its rate on December 31, 2012, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario.Tables (d), (e) and (f) show the changes in future cash flows.

(c)               Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	(256,545)	(2,319,690)	(4,639,380)
BNDES	(13,715)	(124,013)	(248,027)
Working capital / structured operations	(47,079)	(47,079)	(47,079)
Raw material financing	(61)	(550)	(1,101)
Export prepayments	(14,201)	(128,403)	(256,805)
Financial investments abroad	53,980	488,093	976,186
Swaps	(28,073)	(251,664)	(510,037)

(d)               Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Working capital / structured operations	(172)	(1,904)	(3,800)
Export prepayments	(200)	(2,207)	(4,395)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(e)               Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each instrument, including derivatives and items not covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(252)	(2,758)	(5,431)
Agricultural credit note	(2,716)	(29,564)	(58,013)
Working capital / other	(243)	(2,654)	(5,225)
Financial investments in Brazil	2,186	24,181	48,489

(f)                Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	TJLP + 0.5%	TJLP + 1%
BNDES	38,137	(36,892)	(72,599)
FINEP	144	(142)	(281)
Other governamental agents	67	(66)	(132)

21                Taxes payable

	Note	2012	2011

Parent Company and subsidiaries in Brazil
IPI		71,440	38,654
PIS and COFINS		5,764	7,172
Income tax and social contribution		54,987	21,787
ICMS	(a)	72,435	94,668
Federal tax payment program - Law 11,941/09	(b)	1,237,156	1,669,976
Other		59,630	64,521

Foreign subsidiaries
Value-added tax		2,538	40,463
Income tax		2,132	5,925
Other		1,460

		1,507,542	1,943,166

Current liabilities		342,789	329,987
Non-current liabilities		1,164,753	1,613,179
Total		1,507,542	1,943,166

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a)               ICMS

At December 31, 2011, the consolidated ICMS balance payable included the amount of R$53,017 related to the ICMS due on the import of equipment and parts aimed at the construction of the industrial complex of the subsidiary Riopol. In 2012, the Company made a formal consultation to the Treasury Department of the State of Rio de Janeiro (“SEFAZ”),- RJ, which released Riopol from payment of such taxes, which would come due in March 2012. Accordingly, the amounts payable were written off and their corresponding credit used to offset taxes.

(b)               Federal tax payment program – Law 11,941/09

In 2009, the Parent Company and the subsidiaries Braskem Qpar and Braskem Petroquímica adhered to the federal tax payment program established by Law 11.941 on May 27, 2009. The associated installments were deferred over a maximum of 180 months, which is the maximum limit permitted by said law. The law also provides for the possibility of amortizing at least 12 installments with the same reduction in penalties and interest applicable to the payment in cash of tax debits that fall under the scope of this law.

In June 2011, the Federal Revenue Service made the program available for consolidating the fiscal debts in said program. The amount consolidated totaled R$1,664,907 to be paid in monthly and consecutive installments of R$10,678, adjusted based on the Selic rate as from that month.

In June 2012, the Company's Management decided to pay in advance part of the installments of Braskem S.A. under the program, amortizing 72 installments at once, which amounted R$403,821. After applying the benefits of cash payment to the amortization, Braskem disbursed R$301,841 on July 31, 2012. The reduction, in the amount of R$101,980, was recognized as follows: (i) the amounts corresponding to the renegotiated tax payments, of R$80,496, were recorded under “other operating income (expenses), net”; and (ii) their restatement by the Selic interest rate, as from the renegotiation date, was recorded under “financial results”, in the amount of R$21,484.

As established in said Law, Braskem will lose all the reductions of arrears charges if it fails to pay three installments, whether consecutive or not. The consolidated balance on December 31, 2012 will be paid in a maximum of 142 months.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

22                Income tax (“IR”) and social contribution (“CSL”)

22.1          Reconciliation of the effects of income tax

            and social contribution on profit or loss

	2012	2011	2010

Loss before IR and CSL and participation of non-controlling interest	(1,833,714)	(917,852)	1,867,577

IR and CSL at the rate of 34%	623,463	312,070	(634,976)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	(7,548)	1,112	7,662
Effects from pre-payment of taxes	27,374	13,896
Tax losses (IR) and negative base (CSL), deferred (i)	1,652	73,773	282,997
Tax incentives (Sudene and PAT)			5,479
Recognition of prior period CSL			(18,186)
Results from business combination		10,215	331,596
Other permanent adjustments	9,471	(37,324)	31,527

Effect of IR and CSL on results of operations	654,412	373,742	6,099

Breakdown of IR and CSL:

Current IR and CSL	(17,269)	(5,492)	(43,182)
Tax incentives (Sudene and PAT)			5,479
Prior period CSL			(18,186)
Current IR and CSL	(17,269)	(5,492)	(55,889)

Deferred IR and CSL - continued operations	810,645	379,234	61,988
Deferred IR and CSL - discontinued operations	(138,964)
Deferred IR and CSL	671,681	379,234	61,988

Total IR and CSL on income statement	654,412	373,742	6,099

(i)     Constitution of deferred income tax and social contribution asses for nondeductible expenses from prior periods, especially losses due to the impairment of paralyzed industrial plants, for which the realization of corresponding tax assets became probable in 2011.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

22.2          Deferred income tax and social contribution

(a)               Breakdown of and changes in deferred IR and CSL

Deferred tax - assets		Impact on the result (expense) income		Impact on the equity / (decrease) increase	Write-off investment by sale	Transfer to assets held for sale	As of December 31, 2012

	As of December 31, 2011	Continued operations	Discontinued operations

Tax losses (IR) and negative base (CSL)	545,147	693,162	(138,964)				1,099,345
Goodwill amortized	63,821	(32,389)					31,432
Exchange variations	11,979	203,566					215,545
Temporary adjustments	243,806	129,900		(399)	(15,006)	(2,491)	355,810
Business combination	238,314	5,203					243,517
Pension plan	45,604	4,308					49,912
Deferred charges - write-off	82,952	(22,892)					60,060
Other	5,521			(5,521)
Total assets	1,237,144	980,858	(138,964)	(5,920)	(15,006)	(2,491)	2,055,621

		Impact on the result (expense) income		Impact on the equity / (increase) decrease	Write-off investment by sale	Transfer to assets held for sale	As of December 31, 2012
Deferred tax - liabilities	As of December 31, 2011	Continued operations	Discontinued operations

Amortization of goodwill based on future profitability	474,985	111,872					586,857
Tax depreciation	213,684	177,540					391,224
Exchange variations	54,275	(54,275)
Temporary differences	321,033	(21,500)		27,967			327,500
Business combination	667,040	(42,223)					624,817
Write-off negative goodwill of incorporated subsidiaries	2,375	(594)					1,781
Additional indexation PP&E	168,220	(14,031)					154,189
Other	51,741	13,424		(12,911)			52,254
Total liabilities	1,953,353	170,213		15,056			2,138,622

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Realization of deferred income tax and social contribution

		December 31,		2014 and	2016 and	2018 and
Deferred tax - assets	Note	2012	2013	2015	2017	thereafter

Tax losses (IR) and negative base (CSL)	2.19	1,099,345	4,926	573,375	324,115	196,929
Goodwill amortized	(i)	31,432	19,368	4,035	2,963	5,066
Exchange variations	(ii)	215,545				215,545
Temporary adjustments	(iii)	355,810	161,071	19,291	13,580	161,868
Business combination	(iv)	243,517				243,517
Pension plan	(v)	49,912	49,912
Deferred charges - write-off	(vi)	60,060	22,087	33,780	4,193
Total assets		2,055,621	257,364	630,481	344,851	822,925

		December 31,		2014 and	2016 and	2018 and
Deferred tax - liabilities	Note	2012	2013	2015	2017	thereafter

Amortization of goodwill based on future profitability	(vii)	586,857				586,857
Tax depreciation	(viii)	391,224				391,224
Exchange variations	0
Temporary differences	(ix)	327,500	32,957	65,914	67,534	161,095
Business combination	(x)	624,817	40,469	80,938	80,938	422,472
Write-off negative goodwill of incorporated subsidiaries	(xi)	1,781	594	1,187
Additional indexation PP&E	(xii)	154,189	16,232	32,463	32,463	73,031
Other		52,254				52,254
Total liabilities		2,138,622	90,252	180,502	180,935	1,686,933

Basis for constitution and realization:

(i)                   Goodwill recognized from merged investments amortized prior to Law 11,638/07, which are controlled in the Taxable Income Journal (LALUR). Tax realization is based on the tax rules for amortization.

(ii)                 Exchange variation of assets and liabilities denominated in foreign currency, whose tax realization is recognized upon their receipt or settlement.

(iii)                Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.

(iv)                Refers to: (i) tax-related goodwill generated by the acquisition of Quattor and (ii) contingencies recognized from business combinations at Quattor. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(v)                 Provision for the defined-benefit plan at Petros Copesul, with realization projected for 2013.

(vi)                Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.

(vii)              Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the impairment or realization of assets related to goodwill.

(viii)             Difference between the accounting and tax depreciation rates in accordance with Normative Rule 1 of July 29, 2011.

(ix)                Revenues not yet taxable for calculation of income tax and social contribution, whose taxation will occur in subsequent periods.

(x)                 Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations at Quattor, Unipar and Petroquímica Triunfo, whose tax realization is based on the depreciation and amortization of these assets.

(xi)                Write-off of negative goodwill from the merged company Cinal, which was offered as tax based on the amortization of taxes.

(xii)              Adjustments to the additional indexation of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

23                Sundry provisions

	Note	2012	2011

Provision for costumers bonus	(a)	40,666	13,577
Provision for recovery of environmental damages	(b)	32,944	36,777
Judicial and administrative provisions	(c)	333,218	266,302
Other		8,355	5,067
Total		415,183	321,723

In current liabilities		52,264	23,629
In non-current liabilities		362,919	298,094
Total		415,183	321,723

(a)               Provision for client bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement.

The rebate is monthly recognized in a provision, assuming that the minimum contractual amount will be achieved. As they are recognized based on contracts, the provisions are not subject to significant uncertainties with respect to their amount or settlement.

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The term estimated, which are measured at present value, is five years.

(c)               Judicial and administrative provisions

As presented below, Braskem maintains a provision for legal and administrative proceedings against the Company, for which the chances of loss are considered probable, and tax claims against Quattor, for which the chances of loss are considered possible on April 30, 2010, date on which the control of Quattor was acquired.

	Note	2012	2011

Labor claims	(c.1)	75,697	36,718

Tax claims	(c.2)
Income tax and social contribution	(i)	29,980	27,753
PIS and COFINS	(ii)	32,929	30,354
ICMS - interstate purchases	(iii)	79,688	73,457
ICMS - other	(iv)	56,974	52,518
Other		50,744	38,197

Societary claims and other		7,206	7,305
		333,218	266,302

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c.1)     Labor claims

On December 31, 2012, the Company is involved in 329 labor claims, including occupational health and security cases, that were assessed as probable losses. For these claims, the Company maintains a provision of R$75,697, which corresponds to the expected amount of disbursement upon their resolution. The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years.

The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s management believes that the chances of increasing the amount of the existing provision are remote.

(c.2)     Tax claims

On December 31, 2012, Braskem has recognized a provision in the amount of R$50,744 for claims from the Brazilian tax authorities and the chances of loss for which are considered probable. On the same date, the Company has recognized a provision in the amount of R$199,571 for these claims arising from business combination and the chances of loss for which are considered possible.

On December 31, 2012, the main tax claims for which the Company maintains a provision are the following:

(i)                 Income tax and social contribution

The subsidiary Braskem Petroquímica is assessed for the payment of such taxes, in the amount of R$130 million as of December 31, 2012, represented mostly by income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matter at the administrative and judicial levels.

There is no judicial deposit or other type of guarantee for this claim.

The Company’s management expects this case to be terminated by 2015.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(ii)               PIS and COFINS

The subsidiary Braskem Petroquímica is assessed for the payment of these taxes in many claims, such as:

•                non-payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002;

•                undue offset of credit arising from the additional 1% to the rate of COFINS;

•                offset with credits from PIS – Decree-Laws No. 2,445 and No. 2,449;

•                omission in the calculation basis of income arising from foreign exchange variations on assets, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2012, the total amount involved in these claims is R$84 million. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímic, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of:

•                undue use of tax credits in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, arising from the bookkeeping of credits that were presented in the purchase invoices of products acquired from another company, since the operations were aimed at the export of the products and, as such, they would not be subject to ICMS;

•                issue of invoices without registering the shipment of the goods from its facilities for storage;

•                non-presentation of the tax documents requested by inspection authorities.

On December 31, 2012, the amount involved is R$379 million. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were provided for this procedure.

Management estimates that this case should be terminated by 2019.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(iv)             ICMS - sundry violations

The subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of an alleged non-payment of tax in the period from 2002 and 2004 when carrying out interstate sale operations to taxpayers located in another state but the goods never left the State of São Paulo.

On December 31, 2012, the total amount involved in these claims is R$142 million. The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

The Company’s management estimates that these cases should be terminated by 2020.

(d)               Changes in provisions

		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2009	10,845	57,797	94,402		163,044
Additions, inflation adjustments and exchange variation, net	44,680	727	6,744	6,240	58,391
Additions trough mergers			233,029		233,029
Write-offs through usage and payments	(33,987)	(22,242)	(3,368)		(59,597)
December 31, 2010	21,538	36,282	330,807	6,240	394,867

Additions (reverse), inflation adjustments and exchange variation, net	33,452	16,542	(28,335)	3,694	25,353
Write-offs through usage and payments	(41,413)	(16,047)	(27,015)	(4,867)	(89,342)
Compensation			(9,155)		(9,155)
December 31, 2011	13,577	36,777	266,302	5,067	321,723

Additions, inflation adjustments and exchange variation, net	58,387	18,622	68,285	3,288	148,582
Write-offs through usage and payments	(31,298)	(22,455)	(1,369)		(55,122)
December 31, 2012	40,666	32,944	333,218	8,355	415,183

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

24                Long-term incentive

A long-term non-share-based plan (“ILP”) was approved at the Shareholders’ Meeting held in September 2005, under which the participants in strategic programs can acquire securities issued by the Company that are called “Certificates of Investment Units”. The objective of the plan is, among others, to align the interests of participants in strategic programs in the creation of long-term value with those of shareholders, in order to motivate the vision and commitment of these participants to long-term results.

The investment unit does not give its holder rights as a shareholder of Braskem, or any other rights or privileges that are inherent to shareholders, in particular voting rights and other political rights.

On an annual basis, the Business Leader may propose to the Board of Directors the program for the respective period including the appointment of participants, the quantity of Investment Units to be issued, the percentage of the Company’s consideration for the participants’ acquisition and the number of units offered per participant. The acceptance by the participant implies cash payment of the amount attributed to the participant and the execution of the unit purchase agreement, with Braskem being responsible for issuing the respective Certificates of Investment Units.

The Investment Unit has its value annually adjusted based on the average price of the Company’s class A preferred share at the closing of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa) from October 1 to March 31. In addition to the change in its par value, the Investment Unit yields the same as the dividend and/or interest on capital distributed by Braskem.

There are three types of Investment Units:

•   unit acquired by the participant, called “Alpha”;

•   unit received by the participant from Braskem as a consideration, called “Beta”;

•   unit received by the participant as earnings (equivalent to the dividends paid by Braskem), called “Gama”.

The Investment Unit (and its related certificate) is issued in its holder’s name and can be redeemed under the following conditions:

•   as from the 5th year, after the first acquisition, the acquirer can redeem up to 20% of the accumulated balance of investment units; and

•   as from the 6th year, redemption is limited to 10% of the accumulated balance;

•   annually, upon the issue of Gama Investment Units (equivalent to dividends); and

•   in the event of the termination of the employment and/or representation relationship.

The balances at December 31, 2012 and 2011 are as follows:

	2012		2011
	Quantity	Amount	Quantity	Amount

Investment units
Issued (Alfa units)	427,313	6,200	538,978	10,429
Bonus (Beta units)	389,336	4,205	512,195	4,784
Total	816,649	10,405	1,051,173	15,213

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

25                Post-employment benefits

25.1          Defined contribution plans

(a)               ODEPREV

The Company maintains a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity created by Odebrecht. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts.

At December 31, 2012, the number of active participants in ODEPREV totals 5,404 (2011 – 5,259). The contributions made by the Company in the year amounted to R$24,897 (2011 - R$13,873) and the contributions made by the participants amounted to R$44,070 (2011 - R$39,927). In 2011, it was started the process for the integration of the new participants at the subsidiaries Braskem Qpar, Braskem Petroquímica, Ripol and Quantiq in the ODEPREV plan.

(b)               Triunfo Vida

Braskem, due to the merger of Petroquímica Triunfo S.A., became a sponsor of Triunfo Vida. On May 31, 2010, the Company requested to withdraw its sponsorship of this plan and on July 27, 2012 PREVIC – National Superintendence of Supplementary Pension Plan (“PREVIC”) approved the withdrawal without the need for any further disbursements by Braskem.

25.2          Defined benefit plans

(a)               PETROS - Fundação Petrobras de Seguridade Social

(a.i)     PETROS Copesul Plan

Braskem, due to the merger of Copesul, became the sponsor of the Petros Copesul plan. On September 28, 2012, PREVIC approved the withdrawal of sponsorship of this plan by Braskem. The payment of the mathematical reserves of participants is expected to be made in the first half of 2013. For this reasons, the provisioned amount of R$147,175 (Note 27 (a)) was transferred to current liabilities.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(a.ii)    PETROS PQU Plan

With the acquisition of Quattor, in April 2010, the Company assumed the liabilities of Petros PQU.  On August 6, 2012, PREVIC approved the sporsorship withdrawal process, which had been requested on September 30, 2009. The payment of the mathematical reserves to participants is expected to be made in the first half of 2013. Due to the plan’s surplus situation, no provision has been accrued.

(b)               Novamont – Braskem America

With the acquisition of Sunoco Chemicals, Braskem America became the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2012, the plan has 53 active participants (2011 – 56). In 2012 and 2011, no contributions were made by the Company or by participants.

(c)               Braskem Alemanha defined benefit plan

With the acquisition of the PP business from Dow Chemical, Braskem Alemanha became the sponsor of the defined benefit plan of the employees of the plants located in that country. At December 31, 2012, the plan has 96 (2011 – 96) active participants. In 2012 and 2011, no contributions were made by Braskem Alemanha and participants.

The defined benefit plan of Braskem Alemanha is a non-contribution plan, that is, the contributions of the sponsor are managed directly by the company and this type of plan is allowed by legislation of that country.

(d)               Defined benefit plan of Braskem Idesa Serviços

The employees of the subsidiary Braskem Idesa Serviços receive retirement benefits that are granted when the employee retires or reaches retirement age. On December 31, 2012, the plan had 65 active participants. During 2012, no contributions were made by Braskem Idesa Serviços or by the participants.

The defined benefit plan of Braskem Idesa Serviços does not feature contributions, i.e., the funds of the sponsor are managed directly by the company, with this type of plan permitted by the country’s legislation.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

25.2.1    Composition and changes in the balances of the defined benefit plans

(a)               Amounts in balance sheet

		2012	2011
Actuarial liabilities recorded with
Novamont Braskem America		999	821
Petros Copesul	(i)		134,506
Braskem Alemanha		17,399	14,248
Braskem Idesa Serviços		492
		18,890	149,575

(i)   The amount of the provision of Petros Copesul was transferred to “other accounts payable” (Note 27(a)), under current liabilities, due to the approval of Braskem’s withdrawal by PREVIC, as mentioned in Note 25.2(a.i).

	Note	2012	2011

Benefit obligations		(832,275)	(780,561)
Fair value of plan assets		645,978	589,116
Funded status of the plan		(186,297)	(191,445)
Past service cost not recognized		1,014	4,182
Actuarial gains		19,218	37,688
Net balance of jointly-controlled subsidiaries
Consolidated net balance		(166,065)	(149,575)

In current liability	25.2(a.i)	(147,175)
In non-current liability		(18,890)	(149,575)
		(166,065)	(149,575)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b)               Change in defined benefit obligations

	Note	2012	2011	2010

Balance at beginning of year		780,561	680,010	563,058
Acquisition of company			13,661	695,302
New plan	25.2(d)	233
Current service cost		7,963	7,309	77,812
Interest cost		52,314	70,480	64,444
Special retirement			278
Benefits paid		(37,746)	(41,379)	(107,509)
Change of plan			1,026
Actuarial losses		202,915	46,951	215,000
Other revenue				(41)
Plan curtailment	25.2(a.i)	(177,637)		(828,056)
Exchange variation		3,672	2,225
Balance at the end of the year		832,275	780,561	680,010

(c)               Change in fair value plan assets

	Note	2012	2011	2010

Balance at beginning of the year		589,116	541,761	512,143
Acquisition of company			632	878,198
Actual return on plan assets		(22,032)	83,781	275,440
Employer contributions		177		2,526
Employee contributions		2,525	2,955	9,180
Current expenses		(38)	(35)	(42)
Benefits paid		(37,536)	(42,140)	(107,509)
Plan curtailment	25.2(a.i)	112,058		(1,028,175)
Exchange variation		1,708	2,162
Balance at the end of the year		645,978	589,116	541,761

(d)               Amounts recognized in profit or loss

	2012	2011	2010

Current service cost	(7,963)	(7,309)	(8,358)
Interest cost	(52,314)	(70,480)	10,037
Expected return on plan assets	38,151	54,720	(35,600)
Amortization of actuarial gains	(118,035)	(32)	(153,293)
Amortization of unrecognized service cost	(3,260)	(2,783)	(2,783)
Employee contributions			2,526
Actuarial losses	(4)
Charges on special retirement		(278)
Plan curtailment	112,058		173,117
	(31,367)	(26,162)	(14,354)

The amounts recognized in the statement of operations refer to transactions involving the defined benefit pension plans that are recognized in “other operating (revenues) expenses, net” and in “financial results”, depending on their nature.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(e)               Actuarial assumptions

	Percentage (%)
	2012				2011			2010
		United				United			United
	Brazil	States	Germany	Mexico	Brazil	States	Germany	Brazil	States

Discount rate	4.25	5,00	5,75	6,00	6,00	5,70	5,75	6,00	6,00
Inflation rate	4.50	3,00	2,00	5,00	4,50	3,00	n/a	4,50	3,00
Expected return on plan assets	4.25	7,50	n/a	n/a	10,50	1,00	n/a	10,50	1,00
Rate of increase in future salary levels	n/a	n/a	3,00	4,00	4,50	n/a	3,00	4,50	n/a
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	4,50	n/a	2,25	4,50	n/a

(f)                Hierarchy of fair value assets

	Percentual (%)
	2012		2011
	Level 1	Total	Level 1	Level 2	Level 3	Total

Investment fund - equity			39.41			39.41
Receivables			18.68			18.68
Government debt securities			12.78			12.78
Shares			14.17			14.17
Real estate					5.57	5.57
Investment fund - fixed income	100.00	100.00	4.93			4.93
Debt securities				1.01	0.47	1.47
Other assets			1.98			1.98
Loans					1.02	1.02
Fair value of plan assets	100.00	100.00	91.94	1.01	7.05	100.00

On December 31, 2012, the balance of the fair value assets is represented by the assets of the Novamont defined benefit plan of Braskem America. As mentioned in items 25.2(c) and 25.2(d) of this Note, the defined benefit plans of Braskem Alemanha and of Braskem Idesa Serviços are not contribution-based plans and as such, on December 31, 2012, these plans had no assets.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

26                Advances from clients

The balance includes advances amounting to R$358,428 (R$218,531 in 2011) from four clients overseas for the acquisition of products for supply between February 2013 and December 2016.

27                Other accounts payable

(a)               Current

On December 31, 2012, the main balances in this item were:

(i)       amounts payable to the non-controlling shareholder of Braskem Idesa, in the amount of R$260,649, due in February 2013, arising from loans for the Ethylene XXI Project, which will be reimbursed upon disbursement of funds from the associated Project Finance structure (Note 17).

(ii)     amounts payable to Plano Petros Copesul, in the amount of R$147,175 (Note 25.2(a.i)).

(b)               Non-current

On December 31, 2012, the balance includes the amount of R$ R$256,030 (2011 – R$235,968), which corresponds to the amounts payable to BNDESPAR arising from the acquisition of Riopol shares (Note 1(b.1).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

28                Contingencies

The Company is a party to labor and social security, tax, civil and corporate claims for which the chances of loss was considered possible and for which no provision has been recognized, in accordance with the breakdown below:

	Note	2012	2011

Labor claims	(a)	698,036	768,022
Tax claims	(b)	2,967,799	3,455,777
Other lawsuits	(c)	411,324	416,321
Total		4,077,159	4,640,120

(a)               Labor

At December 31, 2012, the Company is involved in 1,483 indemnity and labor claims for which the chances of loss are considered possible. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul), in the second quarter of 2005, claiming the payment of overtime amounting to R$23 million. The chances of loss are deemed as possible.  In this group of actions, in addition to those classified as having a possible chance of loss, there are others amounting to R$693 million that were classified as having a remote chance of loss.

All actions in progress are with the Superior Labor Court and Management expects them to be judged by 2014.

Two of these actions were awarded a final and unappealable decision in favor of the Company.

There are judicial deposits related to these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (State of Rio Grande do Sul) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$287 million.

All of these lawsuits were assessed as possible losses and the Management of the Company does not expect to disburse any amounts upon their closure.

The claims are in the fact finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2014.

No judicial deposit or other form of security was provided for these claims.

(b)               Tax

On December 31, 2012, the Company is involved in many proceedings with the Brazilian tax authorities and the chances of loss are considered possible based on the estimate and opinion of its external advisors.

On December 31, 2012 the main tax contingencies are the following:

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b.1)    ICMS - reduction in calculation basis

In 2010, the Company was assessed by the Finance Department of the State of Bahia due to various alleged irregularities. The main one was that the Department understood that there should be the unconditional refund of ICMS credit upon the sale of goods with reduction in the tax calculation base.

In 2012, the Treasury Departament of the State of Bahia (“SEFAZ-BA”), when responding to a consultation made by another taxpayer on the matter, supported the Company’s procedure. This led Braskem’s legal counsel to alter their assessment of the proceeding from a possible chance of loss to a remote chance of loss.

(b.2)    ICMS - sundry

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of São Paulo, Bahia and Alagoas. On December 31, 2012, the adjusted amounts of these claims total R$974 million and the the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the asset must be an integral part of the product or be consumed in the production process.

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory materials, construction of warehouses, security equipment, etc.

•           transfer of goods for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

•           fines for the failure to register invoices.

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amount in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No judicial deposit or other form of security was provided for these claims.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b.3)    COFINS - sundry

The Company is involved in collection actions related to COFINS in which the use, by the Company, of certain tax credits to determine and pay this tax is under discussion. These credits arise from (i) legal actions; and (ii) income tax prepayments.

On December 31, 2012, the adjusted amounts involved of these assessments total R$321 million.

The Company’s external legal advisors estimate that: (i) the judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amount in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee that cover the amount involved in these claims.

 (b.4)   Income tax - BEFIEX

In 2007, the Company was assessed by the Federal Revenue Service for two alleged irregularities in the payment of income tax for the calendar year 2001. The first matter of the notice of deficiency was related to the full offsetting of tax losses in view of the tax benefit granted to the Company through the Export Special Program – BEFIEX. The Revenue Service considered that such offsetting was made after the period of effectiveness of the program. The second matter on the notice of deficiency regarded the utilization of an income tax reduction benefit of 37.5% without proof of the right to such benefit.

In 2012, the Company received a favorable unappealable judgment for this proceeding at the administrative level, thus extinguishing the contingency.

(b.5)    IPI – presumed credit

The Company is involved in tax assessments that question the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the inputs that have been in contact with or have a direct influence on the final product provide for the right to the presumed credit. The Judicial branch understands that the products that give rise to the right to the credits are those that (i) are incorporated into the final product; or (ii) are immediately and completely consumed in the production process. On December 31, 2012, the adjusted amount involved of these assessments is R$116 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2020; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 60% of the amount in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No judicial deposits or other form of security were accrued for this proceeding.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(b.6)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits related to: (i) treatment of effluents; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These deficiency notices have already been contested at the administrative level and comprise the period from 2006 to 2011, and as of December 31, 2012 totaled R$649 million, of which R$352 million related to principal and R$297 million of fine and interest.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and judicial level. For this reason, no provision has been accrued for these deficiency notices. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

No judicial deposit or other form of guarantee was provided for this claim.

For being a matter of recent contingencies, the Company cannot estimate the date for conclusion of the proceedings.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2012, totaled R$56 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

No judicial deposit or other form of guarantee was provided for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

(c.2)     Corporate

Some shareholders of preferred shares acquired with incentives filed lawsuits, originally against Copene, the former name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno. They claim a share in the profit remaining after the payment of priority dividends on the same basis as the common shareholders, in addition to the right to vote in shareholders' meetings until the distribution of dividends in the desired conditions is reestablished. The amount involved in the lawsuits for which there is a possibility of loss is R$15 million.

No judicial deposits or other types of security were provided for these lawsuits.

Since the lawsuits are in different phases, the Company’s external legal advisors are not able to estimate when these proceedings are expected to be terminated.

(c.3)     Social security

The Company is a party to various administrative and judicial proceedings concerning social security matters, which total approximately R$204 million at December 31, 2012, as adjusted by the Selic rate.

The Company's management, based on the opinion of its external legal advisors, who consider that the chances of loss in all these proceedings are possible, understands that no amount is due with respect to these assessments and, for this reason, no provision was recognized to this end.

Additionally, management believes that is not possible to estimate the amount of disbursement to cover a possible unfavorable decision to the Company.

For these proceedings, security was given in the form of judicial deposits and finished products that combined cover the amounts claimed.

The Company’s external legal advisors were not able to estimate when these proceedings are expected to be terminated.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

29                Equity

(a)               Capital

On December 31, 2012, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value divided into 451,668,652 common shares, 345,002,878 class “A” preferred shares, and 593,818 class “B’ preferred shares, distributed as follows:

				Preferred		Preferred
		Commom		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP and Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,950	47.03%	75,792,589	21.97%			288,219,539	36.15%
BNDESPAR				44,069,052	12.77%			44,069,052	5.53%
ADR	(i)			34,193,744	9.91%			34,193,744	4.29%
Other		12,907,079	2.86%	110,610,237	32.06%	593,818	100.00%	124,111,134	15.57%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by
subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i) American Depository Receipt, negotiated in the New York stock market (USA). (ii) This shares are treated as "treasury shares" in consolidated Equity.

(b)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporate Law.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Tax incentive reserve – capital reserve

The balance of this reserve mainly comprises the income tax deduction benefit determined before the base period of 2006 (Note 32(a)). After the adoption of Laws 11,638/07 and 11,941/09, as from January 1, 2007, the income tax benefit started to be recorded in the statement of operations in the revenue reserves account as proposed by management and approved at the General Shareholders’ Meeting. Regardless of the change introduced by Laws 11,638/07 and 11,941/09, this tax incentive can be used only for capital increase or absorption of losses.

The Management of the Company will propose to the Annual Shareholders Meeting to use part of the balance of this reserve to absorb the accumulated loss in 2012.

(d)               Legal reserve

Under Brazilian Corporate Law, the Company must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

(e)               Unrealized profit reserves

This reserve was established based on unrealized profits in fiscal year 2011, in accordance with items I and II, paragraph 1 of Article 197 of Law No. 6,404/76, which states that in the fiscal year that the distributable dividends exceed the amount of profits, which generated cash inflows to the Company, the General Stockholders’ Meeting may, upon proposal of the board, attribute such excess to “unrealized profit reserves”. Under the terms of the Law No 6,404/76, this reserve should only be used to (i) absorb losses; and (ii) to pay dividends.

At the end of 2011, the Company used R$979,048 of the balance of this reserve to (i) absorb part of the accumulated deficit of 2011, amounting to R$496,455; and (ii) propose the payment of dividends, amounting to R$482,593 (Note 29(h.2)).

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(f)                Treasury shares

	2012	2011
Quantity
Common shares		411
Preferred shares class "A"	1,154,758	2,697,016
	1,154,758	2,697,427

Amount (R$ thousand)	48,892	60,217

     On the consolidated financial statements of December 31, 2012 and 2011, the Company had in the item “treasury shares” the amount of R$48,892 corresponding to 1,154,758 class “A” preferred shares issued by Braskem and owned by the subsidiary Braskem Petroquímica (Note 2.1.2(a.ii)).

On December 4, 2012, Braskem cancelled 4,400,269 shares, of which 411 were common shares and 4,399,858 were class “A” preferred shares. The changes in treasury shares were as follows:

	Quantity	Balance

Common shares	411	4
Preferred shares class "A"	2,697,016	60,213
As of December 31, 2011	2,697,427	60,217

Acquisition in 3rd repurchase program	2,595,300	33,204
Acquisition in 4th repurchase program	262,300	3,489
Cancellation of treasury shares - common	(411)	(4)
Cancellation of treasury shares - preferred class "A"	(4,399,858)	(48,014)

Total	1,154,758	48,892
Common shares
Preferred shares class "A"	1,154,758	48,892
As of December 31, 2012	1,154,758	48,892

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(g)               Ongoing share repurchase programs

(g.1)    3rd Share repurchase program

On August 26, 2011, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2011 and August 28, 2012, through which the Company could acquire up to 12,162,504 class “A” preferred shares at market price. Shares could be purchased by the Company or by financial institutions hired for that purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares acquired by the latter. The private deal was approved by CVM.

During the program, a total of 2,595,300 shares were repurchased for the amount of R$33,204 (item (f) of this Note), of which 2,007,600 were repurchased by financial institutions, and 587,700 shares were repurchased directly by Braskem. The average cost of these shares was R$12.79 (minimum of R$10.53 and maximum R$15.15).

The shares purchased by financial institutions were purchased by Braskem in August 2012, when the program ended. In the operation, Braskem received R$1,575 related to the swap instrument associated with the repurchase transaction, net of withholding income tax of R$698.

The purchased shares were canceled in December 2012.

(g.2)    4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2012 and August 28, 2013, through which the Company may acquire up to 13,376,161 class “A” preferred shares at market price. The shares may be acquired by the Company or by financial institutions hired for such purpose. Upon the expiration of the program, Braskem will have to acquire from financial institutions, at market value, the shares acquired by the latter. The private transaction was approved by the CVM.

As of November 2012, the financial institutions had acquired 262,300 shares for the amount of R$3,489 (item (f) of this Note) at the average cost of R$13.30 per share (minimum of R$12.663 and maximum R$14.07)

On November 12, 2012, the Company acquired these shares and received in the operation R$71 related to the swap instrument associated with the repurchase transaction, net of the withholding income tax of R$29.

The shares repurchased were cancelled in December 2012.

There were no purchases under this program in December 2012.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(h)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve, which must not exceed 20% of capital;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Corporate Law, it is the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares;

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(h.1)    Absorption of losses for the periods and payment of dividends

As provided for in the sole paragraph of Article 189 of Brazilian Corporate Law, the remaining balance of the Company’s loss for 2011 was absorbed by the unrealized profits reserve.

On April 27, 2012, the Annual Shareholders’ Meeting approved the payment of dividends as per the Management proposal in 2011, in the amount of R$482,593, equivalent to R$0.605085049 per common, class “A” preferred and class “B” preferred share, paid as of November 19, 2012.

The loss for fiscal year 2012, in the amount of R$674,263, was absorbed partially by the unrealized profit reserve, the tax incentive reserve and the legal reserve. The balance of retained losses after such absorption is R$565,549.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(i)                 Other comprehensive income

		Additional	Deemed		Foreign
		indexation of	cost of	Fair value	currency	Gain (loss)
		PP&E	jointly-controlled	of cash flow	translation	on interest
	Note	price-level	subsidiary	derivatives	adjustment	in subsidiary	Total

As of December 31, 2010		353,777		(53,292)	(79,135)		221,350

Additional indexation
Realization by depreciation or writte-off assets		(41,267)					(41,267)
Income tax and social contribution on realization		14,031					14,031

Deemed cost of jointly-controlled subsidiary
Deemed cost of jointly-controlled subsidiary			22,079				22,079
Realization by depreciation or writte-off assets			(1,394)				(1,394)
Income tax and social contribution on realization			474				474

Cash flow derivatives
Change in fair value				(1,939)			(1,939)
Transfer to result				46,973			46,973
Tax on fair value gains				(2,458)			(2,458)

Gain on interest in subsidiary						3,106	3,106

Foreign currency translation adjustment					54,631		54,631

As of December 31, 2011		326,541	21,159	(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or writte-off assets		(41,268)					(41,268)
Income tax and social contribution on realization		14,032					14,032

Deemed cost
Realization by depreciation or writte-off assets			(1,442)				(1,442)
Income tax and social contribution on realization			490				490

Cash flow derivatives	20.2.2
Change in fair value				1,948			1,948
Recycled through profit or loss				14,290			14,290
Tax on fair value gains				(5,522)			(5,522)

Net loss from change of interest in subsidiary	16 (b)					(5,917)	(5,917)

Write-off gain on interest in subsidiary	6					(4,632)	(4,632)

Foreign currency translation adjustment					61,662		61,662

As of December 31, 2012		299,305	20,207		37,158	(7,443)	349,227

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

30                Earnings per share

Basic earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class “A” preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

Diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and class “A” preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury. Also, the weighted average number of shares is adjusted by the potential convertibility of class “B” preferred shares into class “A” preferred shares in the proportion of two to one, and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (h).

The weighted average numbers per share is calculated based on the number of outstanding common and Class “A” preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. The calculation of the weighted average in 2012 is shown below:

		Total of outstanding shares			Weighted average
	Note	Common shares	Preferred shares class "A"	Total of weighted average	Common shares	Preferred shares class "A"	Total of weighted average

As of December 31, 2011		451,668,652	345,300,320	796,968,972	451,668,652	346,451,489	798,120,141

Repurchase of shares	(i)		(1,452,200)	(1,452,200)		(700,738)	(700,738)

As of December 31, 2012		451,668,652	343,848,120	795,516,772	451,668,652	344,599,582	796,268,234

(i)    The shares repurchased in the share repurchase program by financial institutions were not considered in the calculation of earnings per share since they are not entitle to dividends (Note 29(g)).

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 29(h). There is no highest limit for their participation.

As required by IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

	2012		2011			2010
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Profit (loss) for the year attributed to Company's shareholders
of continued operations	(1,033,176)	(1,033,176)	(552,413)	(552,413)	1,879,500	1,879,500

Dividends attributable to priority
Preferred share class "A"					209,824	209,902
Preferred share class "A" potentially convertible						179
(the ratio of 2 shares class "B" for each share class "A")
Preferred share class "B"					358
					210,182	210,081

Distribution of 6% of the unit value of common shares					272,411	272,512

Distribution of plus income, by class:
Common shares					730,591	730,288
Preferred shares class "A"					666,316	666,039
Preferred share class "A" potentially convertible						580
(the ratio of 2 shares class "B" for each share class "A")
	(1,033,176)	(1,033,176)	(552,413)	(552,413)	1,396,907	1,396,907

Reconciliation of income available for distribution, by class (numerator):
Common shares	(586,050)	(585,832)	(312,619)	(312,503)	1,003,002	1,002,800
Preferred shares class "A"	(447,126)	(446,959)	(239,794)	(239,705)	876,140	875,941
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		(385)		(205)		759
	(1,033,176)	(1,033,176)	(552,413)	(552,413)	1,879,142	1,879,500

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652	451,668,652	374,037,573	374,037,573
Preferred shares class "A"	344,599,582	344,599,582	346,451,489	346,451,489	341,130,775	341,130,775
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		296,909		296,909		296,909
	796,268,234	796,565,143	798,120,141	798,417,050	715,168,348	715,465,257

Earnings (loss) per share (in R$)
Common shares	(1.2975)	(1.2970)	(0.6921)	(0.6919)	2.6816	2.6810
Preferred shares class "A"	(1.2975)	(1.2970)	(0.6921)	(0.6919)	2.5683	2.5677

(i)                   The shares repurchased were not considered in the calculation of earnings per share since they are not entitled to dividends (Note 29(g)).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

31                Net sales revenues

	2012	2011	2010
Sales revenue
Domestic market	26,542,065	24,776,949	22,086,284
Foreign market	15,571,829	14,143,107	8,845,149
	42,113,894	38,920,056	30,931,433
Sales deductions
Taxes	(6,286,767)	(6,206,349)	(5,753,926)
Sales returns and other	(313,730)	(216,632)	(151,849)
	(6,600,497)	(6,422,981)	(5,905,775)

Net sales revenue	35,513,397	32,497,075	25,025,658

32                Tax incentives

(a)               SUDENE – Income Tax

The benefit of the 75% reduction in the income tax from the sale of production until 2012, 2013 and 2016 applies to the Camaçari PE plants and the PP plant. The same benefit applies to the Camaçari and Marechal Deodoro (state of Alagoas) PVC plants until 2013 and 2019, respectively.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam and the basic petrochemicals and utilities plant enjoy the benefit of a 75% decrease in the income tax rate, which expires at the end of 2012. However, the Management of the Company believes it is possible to request the renewal of this benefit.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program - PRODESIN. These incentives are aimed at the implementation and expansion of a plant in that state and are recorded in the account “net sales revenue” in the statement of operations and in the account “taxes” of Note 31. In 2012, the amount of this incentive was R$32,780 (2011 – R$22,683).

(c)               REINTEGRA

In fiscal year 2012, first month of effectiveness of REINTEGRA, the Company determined a credit of R$228,052 (Note 12(g)) (2011 – R$17,924), which is presented in the account “cost of goods sold”, in the statement of operations.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

33                Other operating income (expenses), net

In the year ended December 31, 2012, this item is composed as follows:

(i)       indemnity received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962 (Note 1(a)(iii)).

(ii)     reduction in the balance of the tax renegotiation program of Law 11,941/09 amounting to R$80,496 (Note 21 (b)).

(iii)   gain from the sale of the rail cars of the subsidiary Braskem America amounting to R$106,979.

(iv)   loss in change of raw material and negative adjustments in inventory amounting to R$62,887 (2011 – R$14,414).

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

34                Financial results

	2012	2011	2010
Financial income
Interest income	220,023	266,702	267,306
Monetary variations	40,209	58,514	85,425
Exchange rate variations	219,728	423,072	(15,291)
Other	50,222	16,737	27,493
	530,182	765,025	364,933

Financial expenses
Interest expenses	(973,136)	(999,070)	(892,831)
Monetary variations	(274,860)	(300,530)	(327,023)
Exchange rate variations	(1,894,801)	(1,653,983)	466,748
Inflation adjustments on fiscal debts	(208,186)	(235,769)	(333,238)
Tax expenses on finacial operations	(17,289)	(15,640)	(30,987)
Discounts granted	(58,859)	(46,756)	(37,672)
Loans transaction costs - amortization	(27,221)	(21,159)	(50,514)
Adjustment to present value - appropriation	(310,525)	(60,353)	(162,104)
Other	(137,622)	(218,457)	(324,380)
	(3,902,499)	(3,551,717)	(1,692,001)

Total	(3,372,317)	(2,786,692)	(1,327,068)

	2012	2011	2010
Interest income
Available for sale			4,437
Held-for-trading	5,023	105,472	193,094
Loans and receivables	139,434	96,737	49,025
Held-to-maturity	17,841	16,636	8,185
	162,298	218,845	254,741
Other assets not classifiable	57,725	47,857	12,565
Total	220,023	266,702	267,306

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

35                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. As required by IAS 1, the breakdown of expenses by nature is presented below:

	2012	2011	2010
Classification by nature:
Raw materials and other inputs	(27,342,763)	(24,752,314)	(17,697,874)
Personnel expenses	(1,717,777)	(1,517,256)	(1,225,738)
Outsourced services	(1,583,308)	(1,312,451)	(1,117,434)
Tax expenses	(7,077)	(53,566)	(59,168)
Depreciation, amortization and depletion	(1,863,506)	(1,678,075)	(1,601,744)
Freights	(1,302,899)	(965,244)	(786,353)
Other expenses	(465,424)	(374,097)	(239,633)
Total	(34,282,754)	(30,653,003)	(22,727,944)

Classification by function:
Cost of products sold	(32,209,958)	(28,819,369)	(21,028,905)
Selling	(403,387)	(319,240)	(353,616)
Distribution	(564,950)	(480,532)	(335,510)
General and administrative	(998,261)	(934,779)	(931,135)
Research and development	(106,198)	(99,083)	(78,778)
Total	(34,282,754)	(30,653,003)	(22,727,944)

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

36                Segment information

The organizational structure of the Company presented in this note considers (i) the restructuring carried out and announced in April 2012, through which the green polyethylene businesses, now called “Renewables”, were reallocated to the Polyolefins segment; and (ii) the discontinuation of the segment Chemical Distribution (Note 6). The information for 2011 was restated to include these changes:

•      Basic petrochemicals: comprises the activities related to the production of basic petrochemicals and the supply of electric energy, steam and compressed air to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro Petrochemical Complexes.

•      Polyolefins: comprises the activities related to the production of PE, PP and renewables.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride.

•      International business: formed by Braskem’s operations in the United States and Europe. As of October 2011, the results of the plants acquired from Dow Chemical were considered in the profit and loss of this segment, as described in Note 5.

(a)               Presentation, measurement and reconciliation of results

Information by segment is generated in statutory accounting records maintained in accordance with IFRS, and which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by sales between segments that are carried out as arm’s length sales.

The results of equity investments recognized in the Company’s statement of operations are presented in Corporate unit.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

(b)               Main clients

In 2012 and 2011, the Company does not have any revenue arising from transactions with only one client that is equal or superior to 10% of its total net revenue.

In 2012, the most representative revenue arising from only one client amounts to approximately 5% of total net revenues of the Company and refers to the Basic petrochemical segment.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(c)               Results of operations by segment

	2012
	Reporting segments				Total			Braskem
	Basic			International	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue	23,603,038	14,456,827	2,019,884	5,465,180	45,544,929	72,652		45,617,581	(10,104,184)	35,513,397
Cost of products sold	(21,793,497)	(13,131,842)	(1,947,749)	(5,272,065)	(42,145,153)	(88,052)		(42,233,205)	10,023,247	(32,209,958)
Gross profit	1,809,541	1,324,985	72,135	193,115	3,399,776	(15,400)		3,384,376	(80,937)	3,303,439

Operating expenses
Selling, general and distribution expenses	(491,999)	(868,410)	(129,696)	(243,300)	(1,733,405)	(37,823)	(301,568)	(2,072,796)		(2,072,796)
Results from equity investments							(25,807)	(25,807)		(25,807)
Other operating income (expenses), net	(64,050)	(20,012)	1,808	364,798	282,544	(98,298)	149,521	333,767		333,767
	(556,049)	(888,422)	(127,888)	121,498	(1,450,861)	(136,121)	(177,854)	(1,764,836)		(1,764,836)

Operating profit (loss)	1,253,492	436,563	(55,753)	314,613	1,948,915	(151,521)	(177,854)	1,619,540	(80,937)	1,538,603

	2011
	Reporting segments				Total			Braskem
	Basic			International	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue	23,080,909	12,854,346	1,730,894	3,283,828	40,949,977	146,224		41,096,201	(8,599,126)	32,497,075
Cost of products sold	(20,874,367)	(11,729,117)	(1,608,055)	(3,136,788)	(37,348,327)	(141,312)		(37,489,639)	8,670,270	(28,819,369)
Gross profit	2,206,542	1,125,229	122,839	147,040	3,601,650	4,912		3,606,562	71,144	3,677,706

Operating expenses
Selling, general and distribution expenses	(564,536)	(850,827)	(146,357)	(113,097)	(1,674,817)	(36,266)	(122,551)	(1,833,634)		(1,833,634)
Results from equity investments						(246)	(1,419)	(1,665)		(1,665)
Results from business combinations							30,045	30,045		30,045
Other operating income (expenses)	(10,692)	10,933	(32,126)	(16,899)	(48,784)	94,199	(49,027)	(3,612)		(3,612)
	(575,228)	(839,894)	(178,483)	(129,996)	(1,723,601)	57,687	(142,952)	(1,808,866)		(1,808,866)

Operating profit (loss)	1,631,314	285,335	(55,644)	17,044	1,878,049	62,599	(142,952)	1,797,696	71,144	1,868,840

	2010
	Reporting segments				Total			Braskem
	Basic			International	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue	17,794,560	11,386,539	1,799,335	1,697,843	32,678,277	548,246		33,226,523	(8,200,865)	25,025,658
Cost of products sold	(15,516,979)	(9,880,799)	(1,605,930)	(1,558,042)	(28,561,750)	(450,333)		(29,012,083)	7,983,178	(21,028,905)
Gross profit	2,277,581	1,505,740	193,405	139,801	4,116,527	97,913		4,214,440	(217,687)	3,996,753

Operating expenses
Selling, general and distribution expenses	(580,008)	(645,263)	(140,981)	(66,966)	(1,433,218)	(77,036)	(188,785)	(1,699,039)		(1,699,039)
Results from equity investments							18,215	18,215		18,215
Gain on business combination							975,283	975,283		975,283
Other operating income (expenses), net	(49,511)	(20,129)	33	(20,430)	(90,037)	(258)	(6,272)	(96,567)		(96,567)
	(629,519)	(665,392)	(140,948)	(87,396)	(1,523,255)	(77,294)	798,441	(802,108)		(802,108)

Operating profit (loss)	1,648,062	840,348	52,457	52,405	2,593,272	20,619	798,441	3,412,332	(217,687)	3,194,645

(i)      The segment Other includes the full results of the subsidiary Braskem Idesa.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

(d)               Net sales revenue by country

	2012	2011	2010

Headquarter - Brazil	19,941,569	18,353,968	16,179,601
United States	5,642,946	5,032,359	3,251,863
Switzerland	1,725,665	2,574,025	999,932
Argentina	1,195,728	1,058,825	1,243,790
Mexico	913,208	862,310	284,985
Germany	764,244	765,834	655
United Kingdom	583,952	134,363	376,652
Italy	406,132	434,930	42,425
Japan	282,671	159,084
Uruguay	269,672		108,656
Poland	263,163	225,832
Chile	232,004		116,084
Colombia	224,956	183,715	304,466
Spain	219,405	302,180	50,435
Turkey	216,405	309,616	7,410
Singapore	200,952		141,558
Venezuela	561,669	90,206
South Korea	152,870
France	143,036
Netherlands	136,664		413,148
Barbados		742,183	531,833
Portugal		106,463	45,923
Paraguay		88,011	62,592
China		85,482	40,598
Bolivia		75,482	44,625
Belgium		34,272
Other	1,436,484	877,935	778,427
	35,513,397	32,497,075	25,025,658

(e)               Net sales revenue by product

	2012	2011	2010

PE/PP	19,922,007	16,138,174	13,084,382
Benzene, toluene and xylene	2,727,659	2,014,110	1,872,807
Ethylene, Propylene	2,502,111	2,237,711	1,956,721
Naphtha, condensate and crude oil	2,417,416	4,356,086	1,966,242
PVC/Caustic Soda/EDC	2,019,884	1,730,894	1,799,335
ETBE/Gasoline	1,751,961	1,557,080	1,285,521
Butadiene	1,643,172	1,547,222	1,016,795
Cumene	646,286	690,170	391,966
Solvents	515,130	487,204	284,761
Other	1,367,771	1,738,424	1,367,128
	35,513,397	32,497,075	25,025,658

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

37                Insurance coverage

Braskem, according to the policy approved by the Board of Directors, maintains a broad risk and insurance management program. Specifically in the risk management area, the risk and procedure assessment practices are applied in all companies, in Brazil and abroad, including the acquisition for the period, following the principles adopted by Braskem.

In October 2011, the entire All Risks program of Braskem was renewed and the polypropylene operations acquired from Dow Chemical were included in the insurance program of the “Foreign Businesses” segment.

In addition, in 2012, Braskem Idesa contracted insurance to cover the risks related to the construction of the Ethylene XXI Project.

The all-risk insurance policies of Braskem, which include all assets in Brazil and abroad, have maximum indemnity limits established based on the amounts of maximum possible loss that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its insurance consultants.

The information on the all-risk policies in effect is presented below:

		Effectiveness	Maximum indemnity limit	Amount insured
	Maturity	(in days)	US$ million	US$ million

Braskem (industrial units in Brazil)	April 8, 2013	548	2,000	25,335
Braskem America and Braskem Alemanha	April 8, 2013	548	500	2,752
Braskem Idesa	September 30, 2015	1,263	5,247	5,247
Quantiq	May 30, 2012	365	69	74
Total				33,408

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A. and Its Subsidiaries

Notes to the Consolidation Financial Statements

December 31, 2012, 2011 and 2010

All amounts in thousands of Brazilian reais unless otherwise stated

38                Non-cash operations

(a)               2012

On September 3, 2012, the capital increase of Braskem Distribuidora, in the amount of R$75,024 (Note 1(b)(xv) led to a write off in Braskem S.A. property, plant and equipment and a subsequent increase in the property, plant and equipment of Braskem Distribuidora. The effects of the operation were eliminated for the purposes of the preparation of the statement of cash flows.

On December 28, 2012, the Company sold its ownership interests in Cetrel and Braskem Distribuidora (Note 6) for R$652,100, which was recognized in the balance sheet under “other accounts receivable”. The amount has not yet been realized financially and was adjusted in the group “change in operating working capital” under “other accounts receivable”.

(b)               2011

Due to the consolidation of Cetrel as from 2011, the balance of cash and cash equivalents presented in the consolidated statement of cash flows for the beginning of the period (January 1, 2011) was increased by the amount of R$73,805, which corresponds to the amount of cash and cash equivalents of Cetrel on that date.

39                Subsequent events

On January 29, 2013, Braskem Áustria completed the issue of a borrowing agreement with NEXI amounting to US$200 million. The principal will be paid in semiannual installments, the first of which due in May 2013 and the last in November 2022. Interest will be due on a semiannual basis and be composed of exchange rate variation, semi-annual Libor and interest of 1.1% p.a.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.